Filed by Allis-Chalmers Energy Inc. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Bronco Drilling Company, Inc.
Commission File No.: 333-149326
TRANSCRIPT
     The following is a transcript of the presentations made at the Analyst Presentation Day held by Allis-Chalmers Energy Inc. on March 19, 2008. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. Allis-Chalmers believes that none of these potential inaccuracies is material.
CORPORATE PARTICIPANTS
Jeff Freedman
Allis-Chalmers Energy — VP, IR
Terry Keane
Allis-Chalmers Energy — President, Oilfield Services
Micki Hidayatallah
Allis-Chalmers Energy Inc. — Chairman and CEO
Mark Patterson
Allis-Chalmers Energy Inc. — President, Rental Services
Vic Perez
Allis-Chalmers Energy Inc. — Chief Financial Officer
Alejandro Bulgheroni
Pan American Energy LLC — Chairman
PRESENTATION

Jeff Freedman — Allis-Chalmers Energy — VP, IR
Good morning, ladies and gentlemen. And it’s a pleasure to welcome you to the Analysts Day at Allis-Chalmers Energy. We have a broad number of issues that we will be addressing over the next several months at this corporation, and this is a very timely moment in our history of Allis-Chalmers.
We decided to have this event so that you would have an opportunity to share with us our operations, our initiatives and also to review the guidance that we have published in the most recent several months.
We have our Operating Presidents here, and we will also have a presentation from Mr. Bulgheroni, who is the Chairman of Pan American Energy, and he will be addressing us at lunch.
Before we begin, as you all know, it’s customary that — pardon me — in the course of this conversation, we could be making forward-looking statements, and so I caution you that these statements are perhaps going to contain items that are, in our opinion, judgments and those clearing items that are necessary for us to be compliant.
The agenda this morning is a brief introduction by myself. I’m Jeff Freedman, Vice President of Investor Relations.
And as you know, this Company was created over the last several years with some specific purposes in mind — to create a multi-faceted oilfield service company that had multiple product lines, as well as international and domestic opportunities.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

This Company literally began in 2002, and this is the record of the growth of Allis-Chalmers over the past number of years. We’ve done over 20 acquisitions. We’ve raised a considerable amount of capital. We have an organization and a management team that has allowed us to accomplish these objectives.
This management team consists of the Chairman and Chief Executive and Founder of the Company. You’ll hear from Micki later. You know that we’ve had a series of operational and management changes over the past several months. This is a perfect opportunity for you to meet and have also private discussions with them concerning their experience and background and the challenges and the opportunities that we face in each of our business units.
In addition to the gentlemen that you see listed here, we also have David Bryan, who runs our Strata Directional Technology group. He is also part of our organization. He’s back there, and I see several other Allis-Chalmers executives as well, and he will be with us throughout the luncheon period.
We recently completed our 2008 budget. During that process, we had decided that we were going to use certain parameters in assembling our financial projections and our business initiatives for the current year.
This table — pardon me — this table summarizes what we expect to incur in terms of operating, or expect to really have as our operating base of business in 2008. We’re looking at essentially flat U.S. recomp, continued growth internationally, a large component of that growth taking place in South America, where we have quite a strong position.
I’m now going to introduce Terry Keane, who is the President of our Oilfield Services group. As I noted earlier, we’ve had a number of management changes within the last few months, and Terry has been appointed as basically the individual that will head up — sorry, Terry, I didn’t mean particularly to steal your thunder there — but Terry is now responsible for four basic oilfield service positions within our [supportive] product lines within the Oilfield Service group.
And so, Terry, if you would come up, please, and begin the formal presentation? We’re going to go and complete Terry’s presentation. We’ll take a quick break.
Then we’ll hear from Mark Patterson, who is also the new President of our Oilfield Ground division. Mainly, he will deal directly with our discussion of our position in DLS in Argentina.
And then we will have a time for questions and answers after each presenter. So once Terry finishes discussing his business units, we will take questions and answers for a certain period of time.
And then Mr. Alejandro Bulgheroni, who is the Chairman of Pan American Energy — he also is a Board member of Allis-Chalmers — will also address the opportunities that we see in South America and some of the other markets.
So, Terry, just give us one second here to make this transition.

Terry Keane — Allis-Chalmers Energy — President, Oilfield Services
Okay. Thank you, Jeff. I’m used to kind of walking around and pointing at stuff and all that when I do a presentation. Now that I’m all wired up, and if I move, something bad is going to happen, I think.
But I appreciate the opportunity to be here, and thank you all for taking time out of your busy schedules to be here — also especially with the travel problems yesterday.
As Jeff said, my name is Terry Keane. I’ve been with Allis-Chalmers Energy for almost five years now. Most of that time I was President of the AirComp division, and then two months ago, I received this promotion, so that I’m now President of Oilfield Services.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

Prior to Allis-Chalmers, I was with Gas Research Institute for three and a half years as Vice President of Exploration, Production and Gas Processing. And I was with Smith International for 15 years, the last five of which I was Vice President of Worldwide Sales and Operations for their bit group. I started out in an oilfield with Baroid, when it was still part of NL Industries way back in the late 1970s.
So my job is to talk about Oilfield Services. And as Jeff mentioned, Oilfield Services is four divisions — our Directional Drilling Services, Strata Directional Drilling; Tubular Services; AirComp or Underbalanced Services; and Allis-Chalmers Production Services.
And our organization is pretty simple. We have the four division presidents — David Bryan, sitting in the back of the room; Gary Edwards, our President of Tubular Services; John Meyers took my place at AirComp. John was our VP of Operations. John and I worked together for 15 years at Smith International also. And Steve Collins is our President of Production Services.
Greg Price is sitting at the back of the room right next to David — our Vice President of Business Development. We place a lot of emphasis on health, safety environment within all of Allis-Chalmers. Jason Wade manages that function for us, and he also takes care of rental services HSE at the same time.
So let’s talk about directional drilling first of all. Our directional drilling business consists of well planning, downhole motor technology, complete directional packages, measurement while drilling, MWD devices, logging while drilling through the gamma sensor, and then straighthole drilling also. We do a lot of performance-type drilling and deviation control-type drilling in the straighthole market.
The horizontal and directional drilling portion of our industry is one of the fastest-growing portions of the industry. Nearly 50% of all the wells drilled in the United States now are either directional or horizontal. And that percentage continues to grow.
We have a team of over 100 directional drillers, 250 employees total. We’ve got at least 300 motors. I think it’s approaching 350 motors. We just did a requisition for some more sliphole motors this past week.
And we did three acquisitions, three full-time acquisitions in 2007, which added 140 motors to our fleets, some more directional drillers, some more MWDs, as well as wireline steering tools and other rental tools.
You can see our revenue growth over the past four years and operating income plus D&A, or EBITDA, if you wish.
So what do we specifically have? Well, in the area of directional drilling, of course, we have steerable motors. We’ve got field supervision, and this is the essence of the business. It all revolves around that directional driller that’s on the rig. He’s the one that controls the operation when he’s out there, and those people are key. That’s what gets us following rigs. That’s what gets the next sale after we’ve done the first well.
Measurement while drilling. 90% of our MWD kits are gamma capable, so you could call that LWD as well. And we do have the ability to convert those MWD kits for hot hole conditions through 100 degrees Centigrade, if necessary.
Wireline steering tools. We got that with one of our acquisitions in 2007 for conditions in which MWD or mud pulse telemetry is not suitable. We do have the wireline steering tool capability, and that can come with gamma also.
We have a whole group of experienced well planners. We a group of engineers for specialized drilling conditions. And then all the ancillary rental tools, the nonmagnetic and magnetic rental tools that are necessary to do directional drilling.
Straighthole drilling, something that you may not necessarily associate with a directional company, performance motors for greater penetration. More and more applications are lending themselves to being drilled with a downhole positive displacement motor to increase rig penetration. Rig rates are high. It’s pretty easy to pay for that motor with a relatively minimal increase in rate of penetration.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

If we’re drilling close to lease lines, we also want directional control in a straighthole condition, and we’ll do that with downhole motors. It’s not a planned directional well, but we’re still maintaining directional control in that well.
Then, of course, the field supervision, the rental tools, application engineering, all that’s involved in those services, too.
A few pictures. The picture on the left, the picture top right are steerable motors — these are bent housing motors with some stabilization for doing directional work — a couple of engineers in our conference room, an MWD probe on the left with the rig in the background, inside an MWD control center, a couple of our MWD technicians.
You can see the geographical areas in which we do business. We actually have offices and tool centers in Wyoming — Casper, Wyoming — in Oklahoma City, Oklahoma, and a couple of different shops in Houston, Texas. And you can see the different states that we’re working in.
Notice that a couple of states in the Northeast part of the United States are highlighted also. This is a growing application for David and his group, the Marsalis shale. A couple of operators that have been customers of ours in other areas have moved into the Northeast part of the United States, and we’re doing work for them up there.
List of our top ten customers for 2007, Anadarko being number one. Anadarko’s office is in the Woodlands. Those of you from out of town, that’s just north of Houston here. XTO, of course, is a big customer, the exploration company.
NAPCUS, North American Petroleum Company of the U.S., is in Oklahoma City, and their work is in Oklahoma. New Dominion, at the bottom of that top ten list, is in Tulsa, Oklahoma, and it’s also an Oklahoma driller.
That total of $44.6 million for that top ten customers represents almost exactly one-half of our revenue in 2007. The remainder of that revenue is spread over 98 other customers.
So what about — oops, skipped a slide — what about the market outlook? Directional — as we said, directional and horizontal applications are growing worldwide, and that certainly is true here in the United States also. One of the reasons why they are growing is because of the increase in drilling for unconventional gas. Unconventional gas includes shale gas. It includes coalbed methane gas. It includes tight gas veins.
Particularly with shale gas and coalbed methane gas, those formations are normally vertically fractured, and in order to get a decent amount of production out of those holes, they need to be horizontally drilled. Even tight gas veins with the low permeability, you want to expose more of the formation of interest to a wellbore to increase production.
Our major competitors. Well, everybody’s familiar with the big three — Baker Hughes INTEQ, Halliburton Sperry-Sun and Anadrill as part of Schlumberger. There’s a whole group of additional companies. Even in the Gulf Coast area, just in the Gulf Coast area, there are more than 70 directional companies.
The top three participate in the high-technology market. What does high-technology market mean in directional drilling? Basically, you’re putting more sensors on your MWD, LWD tools. You’re adding a resistivity sensor, a neutron sensor, density, porosity, sonic, all the above. We don’t participate in that market.
But when it comes to the rest of the market and all of the other companies, as far as I’m concerned — and I’m sure David would agree with this — we’re the best. We’re certainly the easiest to work with, from a customer viewpoint.
We mentioned exploitation of unconventional resources is expanding the directional drilling markets. And generally speaking, the land market is good. The shallow water of the Gulf of Mexico market is soft right now. Ironically, the high price of oil has led to the exit of quite a few rigs to international markets, where they can get some more money.
Increasing straighthole opportunities, as I mentioned earlier, are unsold.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

So what are some of our strategic initiatives? Well, first of all, we want to geographically diversify. We want to move into the Rocky Mountains in a bigger way than we currently are. We want to investigate and probably move into the West Texas market, and we’ve already moved into the Northeast U.S. to a certain extent, and we think there’s a lot of room for expansion there.
Most of our tools and equipment are located right here in Houston up to this time. With the acquisitions that we made in the past year, plus our general strategy, we’re going to have our tools and equipment in Oklahoma, in the Northeast United States, in Casper, Wyoming, in West Texas, if we decide to move there. It will make the logistics so much simpler. It will be better service for our customers.
We have always repaired our MWD equipment internally and have had tremendous quality control as a result. We have not done that with our steerable motors or our other performance motors. We’re going to gradually move to a position where we’re doing internal repairs for our motors, and our quality control as a result will increase.
On the oil side of the business, with the high price of oil, there has been a major increase in a market for slimhole re-entries. Hence, the requisition for some additional performance motors that we just submitted this week, 3 and 3/4 motors for small slimhole work. We’re going to pursue that motor — or pursue that application.
Develop a straighthole performance in deviation control applications. That’s really a failed engineering function. It requires either a highly technically qualified sales rep or a sales engineer to scope the application, look at the type of bit that should be run, look at how that bit might meld with a downhole motor and see if it’s going to be cost effective. And then continue to pursue the bolt-on acquisitions.
Okay, what about tubular services? In tubular services, we have specialized equipment. We’ve got highly trained operators. We’re running casing. We’re running tubing. We’re picking up drill pipe. We’re laying down drill pipe. And we’re retrieving production tubing.
We’ve got over 300 employees. It’s a very employee-intensive type of business. We acquired Rogers Oil Tools in May of 2006. This added some technology to that division, particularly the specialized drill pipe tongs and snubbing tongs.
We have a very significant presence in the Mexican market, something I want to talk some more about while we’re talking about tubular services. We really are the dominant player for these types of services with Pemex in that Mexican market.
We made another acquisition in October of 2007, Rebel Rentals. This added a considerable amount of tubing running equipment to our fleet and has greatly improved our business in the Louisiana Gulf Coast and has allowed us to service some other markets with that equipment also.
We ordered ten new automated casing running tools for our fleet late last year. Half of those have arrived. They’re in the process of being commissioned as we speak — three in the United States, two in Mexico — and the other five should be here at the end of the month.
So what all do we have with casing and tubing services? Automated casing running tools that I just alluded to, and we still have the conventional running tools also. All of these come with field service personnel. The conventional tools require a crew of four to five people. The automated casing running tools run with just one operator.
Fill-up and circulating tools that go with that type of business, and computerized torque control also for making up the connections on the tubing or the casing.
Pickup and laydown services. If you’re laying down a string of drill pipe because you’re changing hole sizes, you’re finished drilling a particular will or you’re picking up a different size drill pipe because you changed hole sizes, we do that with laydown trucks, pickup and laydown trucks. We also do it with automated catwalks and the field service personnel to go with that.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

I mentioned earlier we’ve got the specialized tongs, drilling tongs and snubbing tongs, other specialized tongs and hammer services, mostly for offshore work. If you’re drilling your surface hole, top section of hole for 30-inch structural pipe, drive pipe, or 20-inch conductor pipe, a lot of times this is just driven into the ground with a hydraulic or diesel hammer. We also provide that service, along with that drive pipe or structural pipe.
The picture on the left is the new automated casing running tools. It pretty much does everything. It picks the drill pipe up, runs it up into the derrick, lowers it into the one that’s already in place, makes up the connection, fills it up and runs into the hole, disconnects, starts the process all over again.
Sliding spider elevator with specialized floating operations, the pickup and laydown truck seen on the left, the fill-up tool that’s used when you’re running casing or tubing, computerized torque control device, the specialized jackhead snubbing tong, which we do have a patent on.
The drill pipe specialty tong. This is a tool that we actually sell to drilling contractors when they are refurbishing one of their rigs.
The hammer service that I talked about a few minutes ago — you can see the hydraulic hammer, the more modern-type hammer on the top and the diesel hammer. We recently just received a two-year contract from Pemex to do all of their hammer work also.
Pickup and laydown machines. That’s the light green piece of equipment that you see in the foreground of that slide. This is the slide taken from Mexico. It’s on a Pemex job, and our joint venture partner, Matyep — that’s the colors that they have for their equipment. And this would be in the southern portion of Mexico, the Pemex southern district near Villahermosa.
And another picture of laydown equipment. In this one, you can see the light green member actually up in the air, bringing a piece of casing up to the rig foreman.
Where are we located with tubular services? Domestic locations in Lafayette, Louisiana, and Oklahoma City, Oklahoma. In Texas, we’re in Corpus Christi, Edinburg, Houston, Kilgore and Pearsall. Pearsall and Edinburg are two other South Texas locations besides Corpus.
And then in Mexico, through our joint venture partner Matyep, we have yards in Carmen, Dos Bocas, Poza Rica, Reynosa, Veracruz and Villahermosa. You see the map of Mexico on the left. Villahermosa and Carmen are in the southern Mexico region for Pemex, and the other four mentioned there are all in the northern region.
What about our customers? Well, Pemex is listed at the top — $7.2 million. That $7.2 million represents the Allis-Chalmers portion of the business that was done with Pemex through Matyep in 2007. We received 30% of the revenue generated with Pemex.
So the business done with Pemex was actually in the neighborhood of $25 million for 2007. They’re a class by themselves when it comes to buying business. There are approximately 250 to 260 rigs running in Mexico as we speak, and the outlook is that that rig count will increase.
Domestic customers. Chesapeake is our biggest is our biggest domestic customer. You’ll see Chesapeake as the biggest domestic customer for tubular services and for the next two divisions we’re going to look at also — AirComp and production services.
You might notice at the bottom that the top ten customers represent about 36% of our revenue. The top ten domestic customers represent less than 28% of our domestic revenue. This particular division has a revenue base that’s spread across a lot of customers — 300 customers in total. Everybody needs casing and tubing services. It’s not a niche market. It’s something that everybody uses, a lot of customers.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

So what about the market outlook? The overall market for these services is flat. The pricing pressure is very competitive. There are the three major competitors — Weatherford, Franks and Tesco.
There are numerous other smaller competitors. The fact that the shelf portion of the Gulf of Mexico is slow has driven a couple of these competitors to move their tools into some land markets in which they weren’t in before, creating additional pricing pressure. So there is a pricing problem with this particular product line.
We have a strong regional presence. Weatherford, Franks and Tesco are pretty much in the place where there’s drilling. And then a really important factor always with the tubular services division, Mexico is alive, vibrant and growing, and our position there is excellent.
The Matyep personnel have absolutely tremendous relationships with top Pemex drilling people. I have many sales calls with them myself personally, and it’s very, very impressive. So we have room, certainly, to grow our business in the Mexican market.
What about some strategic initiatives? Well, we want to deploy those automated casing running tools just as fast as possible. All kinds of reasons to do that.
First of all, it’s much more modern equipment. It’s better service for our customers. One operator as opposed to four or five operators — obviously, profitability is going to be much better. Huge health, safety, environment factor. The [safety] factor is huge, very appealing to our customers. As I said, those are being commissioned as we speak, and they’ll be deployed very quickly.
Increased sales focus on drilling contractors, as well as the operators. There is some evidence in the South Texas and East Texas markets of an increase in footage and even turnkey drilling. The available rigs applying this product put the demand for rigs over the past year — drilling contractors were more hungry, so they will solicit some of these footage and turnkey contracts, in which case they will become our customers.
We want to exploit our strong market presence in Mexico, not just with additional tubular service product lines, but the other divisions also. We’re currently investigating possible movement of some AirComp equipment into Mexico for their geothermal market.
We’re investigating outsourcing and manufacturing function. Right now we manufacture the drill pipe tongs that we sell. We manufacture catwalks internally. It may be more efficient to manufacture those outside the Company. We’re looking at that.
And we need a more effective sales plan for selling the specialty drill pipe tongs that are manufactured by Rogers. We have not done an effective job doing that up to this point. Greg, who’s sitting in the back of the room, is working on that business plan right now. It should be ready by the end of the month.
AirComp underbalanced services. First of all, what do we mean by underbalanced? I think it’s kind of a misunderstood concept within the business. Technically speaking, any time the fluid that’s in a wellbore that’s being drilled creates a hydrostatic pressure at the bottom of the hole that’s less than the formation pressure, we’re drilling underbalanced.
So you can be drilling in the Gulf of Mexico and drilling through a formation that’s got an equivalent formation pressure of 17.5 pounds per gallon, and if you’re drilling with a 17.3 pound per gallon mud, you’re drilling underbalanced. But you wouldn’t even think about using any of our services.
We drill air mist foam and aerated mud-type holes, where the hydrostatic pressure is minimal. The overall underbalanced market is probably 50% of all the wells that are drilled in the United States. What we do is only concerned with 5% or 10% of the wells drilled in the United States, just the air mist foam and aerated muds.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

So we have all the compression equipment — compressors, boosters, mist pumps. We’ve got downhole hammers, different hammers than what you saw with tubular services. We’ve got specialized drill bits. We’ve got a chemical line that goes with all that stuff, and then all the field personnel, backup engineering, et cetera.
So with our compression equipment, we’ve got 200 major pieces of equipment. That would include compressors, boosters and mist pumps. And we have all different kinds of equipment, everything from combination units to very specific compressors, boosters, foam units, drill packs. We’ll show you some pictures of those. And the message is that we can customize the package for literally any application. We really have a well-rounded fleet of equipment.
And you can see all of the different states that we operate in, that can be summarized in we’re really big in the Rocky Mountains and West Texas, and then in central U.S., with North Texas, eastern Oklahoma and Arkansas, are the biggest areas.
You see the revenue growth and EBITDA growth over the past four years. And all of that’s with the tremendous support from corporate for capital expenditures.
So compression services, compression equipment. That’s the compressors, boosters, mist pumps. Service personnel — we never send out compression equipment without service personnel. We do not let anybody else operate our equipment. We don’t sell compression equipment. This is strictly a service business, and we market it as such.
Application engineering. We have a couple of people that are capable of doing some pretty sophisticated modeling for foam drilling, aerated mud drilling, and a chemical line. We work with a chemical supplier out of Oklahoma City that specifically formulates foamers, defoamers, shale stabilizers, polymers and some corrosion inhibitors that we market under our brand name.
On percussion services, percussion referring to literally drilling a hole by beating on the bottom of it. This is only applicable if you’re drilling with air or mist. These are our downhole hammers and hammer bits. I’ll show you some pictures of those.
So we have performance hammers. We buy the hammers from two sources, one out of the UK and one out of Chile. We’ve got enhanced hammer bits. We manufacture all of our own hammer bits — Carlsbad, New Mexico. We’ve got some specialized technology in those bits.
And again, this is a service business. We do not send out our hammers and bits without personnel to operate them. The percussion supervisor is analogous to a directional driller. When he’s out on location, he pretty much runs the show while he’s out there. Application engineers also design the wells.
This picture here is from West Texas, GHH combo units. These particular units have been in our fleet since the inception of AirComp. They are workhorses in West Texas. You can see five alone on this one particular job. This gives us a total capability of over 7,000 cubic feet per minute of compressed air that we’ll pump down the hole. This is typical of a West Texas job — big wells, deep wells, deep down in the hole require a lot of cubic feet per minute — very profitable jobs.
They’re called combo units, because the compressor and the booster are all on the same [treader line] unit. So this particular job not only has five compressors on it. It has got five boosters on it.
The picture on the left is what’s called a drill path. This was taken on top of a mountain in Colorado near Grand Junction, Colorado. The Piceance Basin is a big market for us.
Two treader line units. One treader line unit has got two compressors and a booster on it. The second treader has a mist pump, a fuel tank, a pipe rack, a doghouse for our personnel. And this was particularly suited for Rocky Mountain work.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

This is an aerated mud application, so they’re actually drilling with mud, or aerated mud to lower the hydrostatic pressure to combat lost circulation problems while drilling the well. The picture on the right is a close-up picture of one of those GHH units again.
And foam units. AirComp does not just deal in the drilling side of the business, but also in the production side of the business — the workovers, clean-outs, other completion-type work. And a foam unit is called such because it a compressor, it has a booster, it has a mist pump and it has a fuel tank and then storage for any little auxiliary items you might need, all on one tray in that unit.
A typical production job will only last a day, two days, three days at the most. They want ease of transport from location to location. They want a very small footprint while they’re out there. They want the thing to be self-contained, even to the point where it carries its own diesel fuel with it.
And so, this is how they address the production side of the business. It’s just daylight-only work. It’s generally more profitable than the drilling part of the business. And it exists almost any place in the United States, to a certain extent, where there is drilling. It doesn’t have to just be in air markets.
The hammers and the hammer bits. You’ve got a schematic from the hammer on the right, the hammer bit on the left. The bottom portion of the schematic shows the hammer bit actually inside the hammer. That bit on the left is what we manufacture in Carlsbad, New Mexico.
The actual cutting elements, those round buttons that you see protruding from the bit, are diamond enhanced. In other words, it’s a tungsten carbine insert that has a synthetic manmade diamond coating on it.
We purchase those inserts from an outside vendor. We have good technology for manufacturing these bits. We manufacture the best bits in the world. AirComp is unequivocally the best in the world, when it comes to professional drills. There’s nobody that can touch us.
We dominate the market. Unfortunately, it’s not that big of a market. It’s a niche market. But we totally dominate it. We dominate it in West Texas, in the central U.S., in the Rocky Mountains. It’s largely a U.S. market. There is a little bit of this in other international locations.
Jumping ahead just a little bit, but while we’re looking at the picture, one of the strategic initiatives that you’ll see is to reduce our hammer bit costs. In any of these product lines, there’s just so much that can be done with pricing. So, obviously, the other side of profitability is to reduce your costs.
And through some work of John Meyers, the new President of AirComp, who is an engineer, and another person that we hired, [Dr. Dunstan Rye], we have found an alternative supplier for these diamond-enhanced sensors. And with quality that’s equal to or, in a lot of cases, better than what our existing supplier has been providing us, we’re going to be able to reduce the cost of our inserts by an average of 39%.
The inserts represent 67% on average of the total cost of the bit. But as you can see, that’s a tremendous cost savings. And as this year progresses, it’s going to influence our bottom line more and more. It’s a tremendous thing, and my hat’s off to those guys.
This hammer on the right works through differential pressures, and the bit will sit on the bottom of the hole, never leave the bottom of the hole. The piston in the hammer will beat on the top of that bit 2,000 times per minute approximately. The bit will index while it’s on the bottom of the hole so that the inserts aren’t hitting the same spot every time it beats, and you’re just drilling the rock that way. Air is removing the cuttings as you’re drilling.
Geographic footprint for AirComp — we have a facility, a big facility in Grand Junction, Colorado, to service the Piceance Basin. New Mexico — Carlsbad is our manufacturing operation, Farmington is our service center for the San Juan Basin Four Corners area. Oklahoma in Wilburton — that’s extreme eastern Oklahoma. That services Arkansas also. The Fayetteville shale is really important to us.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

And then in Texas, we’ve got three different locations in West Texas — Fort Stockton, San Angelo and Sonora. Granbury is in the Barnett shale near Fort Worth, and then our little headquarters in Houston.
You can see in the Northeast United States, we’re doing a little bit of bit and hammer work in West Virginia and Pennsylvania. We need to grow that. That’s a big market, and we’re not doing much there.
Customers. Chesapeake right at the top of the list. That’s because of the Fayetteville shale. ConocoPhillips mainly because of the Barnett shale — oh, excuse me, not the Barnett shale, but the San Juan Basin and the Piceance Basin, two big areas we work for them. Dominion is in Sonora, Texas, West Texas.
You can see the top ten customers for AirComp, two-thirds of the business. It’s a niche market, so relatively few customers.
There’s a gradual increase for applications for air drilling, for requirements for our compression services, our percussion services. Two reasons — more and more reservoirs become depleted. Lower reservoir pressure — you can drill them with air or mist. And growth in unconventional resources. A lot of that lends itself to air and mist drilling, too.
Weatherford is the dominant worldwide player for compression services. But a little bit analogous to what we talked about with directional services, they play in a little different market than we do. There is a much more extravagant, underbalanced market that involves high-pressure chokes, high-pressure choke manifolds, multi-phase separation equipment downstream, none of which we have or have intention of having, and Weatherford dominates that market.
When it comes to just compression equipment for drilling, we match up with them pretty well. As I said, AirComp’s dominant in percussion. West Texas, which has been such a big market for us — that activity is down. Not the general West Texas market, but the air drilling portion of it is down.
However, it’s been more than offset by the central U.S. Fayetteville shale, Woodford shale in eastern Oklahoma, and we’re doing a ton of work there. We need to increase our presence in the Northeast.
And one threat to this business is some of the drilling contractors with the new flex rigs that you hear so much about, if they’re going to go into an air drilling area, they will equip those rigs with their own compression equipment. So that is an issue.
Strategic initiatives. CapEx — $35 million in the past three years. The reason why I put that up there is the fleet is in good shape. It’s either totally refurbished or it’s new. And at least for this year and for the foreseeable future, I don’t think there’s a big CapEx requirement for this division, and business can still increase with the existing fleet.
We need to leverage our number-one percussion position so that we get both percussion and compression services on the same job, perhaps on a performance basis, where we’re charging so many dollars per foot of hole drilled.
Create, develop and exploit new applications. That’s really not as trivial a statement as it sounds. With proper sales engineering, we really can create new applications overall for air drilling where people might not even be thinking about drilling of air to that time.
We need to grow production-related business with our foam units. Most of our sales force and our operations people are used to calling on drilling people. They’re not used to calling on production people. So we can do a better job selling those foam units. And I already talked about how we’re reducing our hammer costs.
Okay. The fourth division, Production Services. The flagship product line is our coil tubing units, and then we have another part of production services, which has a bunch of different rental equipment and rental services, including wireline support rentals, flowback support rentals, pumping equipment and other pieces of rental equipment.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

About 125 employees within Production Services. We made an acquisition in October 2006 called Petro Rentals, which was a significant expansion of the business.
As far as our coil tubing units, we currently have eight coil tubing units. Two of them are smaller size coils, which are very specialized units, and the other six are more conventional sizes. We have six more ordered, one of which we will receive in May. The rest of them come at the end of the third quarter, early fourth quarter.
Once we get those other six in, we will have critical mass for the coil tubing unit business. It will be much easier to maintain a higher utilization with three or four units in each of our locations, as opposed to just the two that we have now.
You’ve got the information in your books there. You can see the different elements of coil tubing intervention services. You’ve got coil tubing unit. You’ve got your nitrogen pumpers. In addition to the actual pumping equipment for nitrogen itself, we have got nitrogen transport equipment. And back at our field location, we will have nitrogen storage also, fluid pumpers, cranes, engineering support staff and field service.
And then on the support side, the rental side of the business, pressure pumping, grease injection packages, fluid mixing treatment equipment, flowback equipment. The pictures are particularly impressive. So I wish we could see these pictures up here of our overall coil tubing package.
Page 46, if you look at that picture, you have got the actual coil tubing unit itself, the nitrogen pumper, and the nitrogen tanker next to it or nitrogen transport that — and then there is a small tank on the pumper itself. That nitrogen tanker will travel back and forth during the job from our field location, our field yard where we have a nitrogen storage tank, and continually fill up the nitrogen pumper during the course of doing the coil tubing job. For a complete job, there would also be a crane and a fluid pumper.
So there is $5 million or $6 million worth of equipment on location at one time. This equipment has all been completely refurbished over the past year. Some of the equipment we acquired from Petro Rentals needs a lot of work. That equipment was down a good part of last year. I am sure the EBITDA effect was somewhere between $2 million and $3 million. That equipment is all totally refurbished, in tip-top shape, and it is running as we speak. So it is in good shape.
Next page, there is a closer up picture of a nitrogen pumper. The crane and injector head on the next page. We can see our field locations are confined just to a small area. We have a very important location in Arkansas, a little town called Searcy, which is about an hour northeast of Little Rock, right in the heart of the Fayetteville shale, and a big customer there is Chesapeake.
Louisiana, we are in Oklahoma, and Lafayette, Texas, Corpus Christi, a little headquarters in Houston, and then an operation set up in East Texas in Longview also.
If you look at the list of top ten customers, you can see Chesapeake at the top of that one also. And down at the bottom of the page, 310 customers — actually 320, when we include the top ten — that is because of the rental side of the business. That gets spread over quite a few different companies. As far as coil tubing customers, we are really just doing business with about a dozen companies.
The general market for this business, it’s on the production side of the business, is stable. The biggest player in it, of course, is BJ Services. We are a respectable smaller niche player, and we are focusing on regional opportunities, particularly our East Texas network that we have set up there and the Fayetteville shale. Chesapeake will double its activity level in the Fayetteville shale this year. There is a couple other operators that are very active there also, and we think that’s a very good area for us.
As far as our strategic initiatives going forward, refurbishment of the coil tubing units is complete. I can’t emphasize how important this is. The six additional units that we will take possession of later this year will — we are not going to open up new areas with these units. We are going to deploy them in the same areas that we are in right now. So we have got three or four units per area, make utilization much more achievable.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

Over the past couple of months, we have closed a facility. We’ve closed our western Oklahoma facility. We have right-sized, as they say, a couple of other facilities. Steve and I worked with it closely. The VP of Operations that we did have is no longer here. So we have a little different outlook on things, and I think we are really ready to move forward.
The Company also was not functioning optimally. There was not a high degree of cooperation between the rental group and the coil tubing group. That is a thing of the past. Those two groups are now working very closely together.
And we actually implemented a 10% price increase. We did that by raising our list price 25% and then discounting off of that with a net 10% price increase. Other than South Texas, I don’t think we have lost a job because of that. So that’s been successful.
We will consider deployment of coil tubing units further down the line in Mexico and Argentina, where we already have a strong presence also.
I am running out of time. I have just got a couple slides to point out what we are doing on health, safety environment. That first one deals with total number of recordable incidents, the total recordable incident rate. The graph at the top right, you can see how much our Company has grown in man-hours worked, also, from just over 500,000 man-hours in 2004 to well over 3 million man-hours in 2007.
And we could not attain a TRIR rate for an industry standard for 2006, but you see what they were for 2005, 2004, and you see our actual values on the graph on the right, and we have done quite well. We have had some dangerous businesses. So this is not a debatable issue. We do this. We have to do it. It is sort of important.
The next one is the worker compensation measure of past safety experience, the ERM, experience rating modification. And anything below 1 is good, and you can see our numbers are definitely going in the right direction.
So, to kind of sum all that up, I think Allis-Chalmers Oilfield Services division has a strong regional presence in many attractive markets. We pride ourselves on being flexible, highly responsive and opportunistic. If we are going to go and win businesses, we have to. If the Continental Shelf market is slow across Mexico right now, then we need to go where the unconventional gas plays are, inland. Simple as that.
With my background, every place I’ve worked, a relentless focus on customers has been number one. It is here also. We will continue to emphasize that.
I think for all the pipelines, the big, big capital expenditure stuff is behind us. All of our fleets are either new or they are completely refurbished. So with all that in mind, we expect our revenues and profitability to increase for Oilfield Services in 2008. Thank you.

Jeff Freedman — Allis-Chalmers Energy — VP, IR
Terry was recently appointed to be the President of the Oilfield Service group literally, just in the last six to eight weeks. So this experience that he has had, working 30 years in the energy industry, certainly has been widely demonstrated this morning. And thank you very much, Terry.
Why don’t we then have a question-and-answer discussion period? We were going to take a break, but I think Terry had a great deal of information that he has conveyed to you. Let’s continue then and then take some questions, and then we will break for perhaps five minutes for those of you who need to check in with the office or maybe get a cup of coffee.
So why don’t we open up then the audience to a question-and-answer session here for another ten minutes or so? David? Terry, I am just going to let you address the questions.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

Terry Keane — Allis-Chalmers Energy — President, Oilfield Services
Okay.
QUESTION AND ANSWER

Unidentified Audience Member
Terry, thanks for all that. On the directional drilling side, you talked a lot about key (inaudible) talked about increasing our geographic reach in a couple areas this year. I guess as I look at the customer list on page 19, I think about who you think you need to get, who you want to get on that list over the next year, two years? And what geographic areas do you think you really need to improve upon to be a strong player in directional drilling?
Again, especially considering the fact that you are sort of — you are not as high-tech as some of the other players? Where do you need to be, and who do you need to get?

Terry Keane — Allis-Chalmers Energy — President, Oilfield Services
Okay. If there were a single customer that needs to be on that top ten list, it’s Chesapeake. Chesapeake has, on any given day, 135 to 150 rigs actually drilling in the United States.
I listened to a presentation almost exactly a year ago by Aubrey McClendon. Between the wells that Chesapeake is actually operating themselves, the ones which they have a working interest in and the ones that they have some sort of other arrangement to share data on, Chesapeake gets daily reports on 25% of all the wells that are being drilled in the United States, which is — just unbelievable.
So I think David agrees, Chesapeake will be part of that top ten list, if not right there, number one or number two in 2008.
As far as geographic areas, the one that I think we’re missing the boat on is the Northeast United States. And David’s company and AirComp are taking the lead on moving in there. I think it is going to apply to some of the things that Mark is going to talk about — the rental tools, also.
There is 200 rigs drilling in the Northeast United States. The Marsalis shale is supposed to be much bigger than the Barnett shale. And as far as a single part of the country that is not being tapped by Allis-Chalmers as a whole, that is not being tapped by Strata, it has got tremendous potential.
And some of the customers we already have been working for and [arranged] resources — the tremendous relationship we have with Nutech Engineering, one of the fastest-growing companies in Houston. They work for so many of the operators. Chesapeake again, Southwest Energy. That would be the single region, Chesapeake would be the single customer.
Yes, sir?

Unidentified Audience Member

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

Do you see prospects for growth for your international drilling, for your directional drilling business in the financial markets? And I am going to assume you mentioned that after the big three companies, you were best positioned. What are the key attributes that make you the number-one player beyond the top three?

Terry Keane — Allis-Chalmers Energy — President, Oilfield Services
Okay, good question, [Zeb]. With directional drilling internationally, just getting enough directional drillers to take care of our domestic business has been a problem up to this point. I think we can go internationally, the two most likely places would be Mexico and Argentina, where we already have infrastructure. And we can take advantage of the Matyep relationships with Pemex. We can take care or take advantage of the DLS relationships in Argentina, if we were to go international.
The single biggest thing that I think makes us at the top of class, besides the big three in directional drilling, is that we are just wonderful to work with. David’s culture that he has set up with his salespeople, with his engineering people, with his directional coordinators, with his well planners, the customer is king. They are going to get whatever they want, whatever they need. They are going to get it in a timely fashion. They are going to get it at a good price. They are going to get the very best people, both from a technical support standpoint and directional drillers at the rig site.
We have — the national oil well motors that we have purchased are very well respected. The tools are good. Our MWDs have mean time between failures that is good or better than anybody else’s. But it is the people. It is more of a people business than any other business I know of.

Unidentified Audience Member
Just to follow up with that, if it is so people-driven, how do you incentivize your employees, and how do you make sure that you retain them?

Terry Keane — Allis-Chalmers Energy — President, Oilfield Services
Everybody is highly incentivized at Strata Directional. The salespeople are paid commissions based on actual revenue targets. The directional drillers are paid on day rates where they are working. The directional coordinators are paid bonuses for each of the jobs that they are supervising. The billing clerks are incentivized with monthly bonuses based on the results that we obtain, EBITDA results that we obtain.
There isn’t a single person that works for Strata that doesn’t get a bonus of some sort. Is that correct, Dave? Yes?

Unidentified Audience Member
Terry, you went through a lot here for the different product lines and different geographic opportunities. Which one are you most excited about for 2008?

Terry Keane — Allis-Chalmers Energy — President, Oilfield Services
The one, the greatest this minute that looks the most exciting is Strata’s directional business. We right now are completely out of motors. We are completely out of MWDs. We have got every single directional driller working.
The initial efforts that we have put forth in the Northeast United States have been very rewarding. The acquisitions that we did at the end of last year really rounded out our fleet of equipment very nicely, gave us the wire (inaudible) steering tool components.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

We are working with a small engineering firm to develop a load resteerable tool that would be applicable to land drilling. In other words, it will be a low-cost tool that can be put out for a rental rate that would be acceptable with land drilling rates and that would economically pay for itself. So for the first couple months of this year, I think the directional drilling one is the one that is really taking off.

Unidentified Audience Member
If you were to take your directional drilling into Mexico, Argentina, would you export directional drilling crews into those regions on a job-by-job basis? Or would you train both the content (inaudible) go ahead and have a service base?

Terry Keane — Allis-Chalmers Energy — President, Oilfield Services
You would initially bring people down from the United States, but just as quickly as possible. You would bring — train local people. Your costs, you couldn’t live with your costs if you didn’t do that.
And only in the case if you had a U.S.-based company that was drilling, for instance, in Argentina and they just insisted on a particular or a particular directional driller or a crew of directional drillers, MWD operators, that they were familiar with in that place, that they wanted to continue to rotate them, you could do it that way. But for the most part, within a few months, you would want to have all local people.

Unidentified Audience Member
And what is the price differential between international directional jobs versus domestic?

Terry Keane — Allis-Chalmers Energy — President, Oilfield Services
I can’t give you anything specific on that. But generally, everything you do on an international base is anywhere from 25% to 100% more. Your charges are that much more than what you charge in the United States.

Unidentified Audience Member
So how aggressively are you guys trying (inaudible)?

Terry Keane — Allis-Chalmers Energy — President, Oilfield Services
We are not very aggressive at all with it. We are not doing much at all on that?

Unidentified Audience Member
Got any plans to?

Micki Hidayatallah — Allis-Chalmers Energy Inc. — Chairman and CEO
Can I add a little to that?

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

Terry Keane — Allis-Chalmers Energy — President, Oilfield Services
Sure.

Micki Hidayatallah — Allis-Chalmers Energy Inc. — Chairman and CEO
Number one, the pricing structure internationally is typically (inaudible). It is very difficult to compare it apples-to-apples (inaudible).
Can you hear me? Yes. One of the biggest issues was with directional drilling bids and tenders in Mexico, where there was no (inaudible) insurance available, and Pemex did not compensate you for lost (inaudible). So you have to build that into your day rate. So when you compare the two rate volumes, that your day rate is 25% to 100% higher, but you are taking that insurance (inaudible).
The second thing is, this directional drilling, as the U.S. in oil and natural gas [spaces] reach greater and greater maturity, the demand for directional drilling has grown. About five years ago, when we first got involved with directional drilling, there was 845 rigs operating in the United States, of which 28% were drilling directionally. Today, there is about 1,800 rigs, 1,700, 1,800 predrilling and about — I don’t know, I hear all sorts of numbers.

Terry Keane — Allis-Chalmers Energy — President, Oilfield Services
It is getting close to 50%, yes.

Micki Hidayatallah — Allis-Chalmers Energy Inc. — Chairman and CEO
50% are drilling directionally. So if you took aggregate starts, we went from, I don’t know, maybe 240 or 250 to something like 870. At the same time, your directional drilling operation is not growing. And (inaudible) all I — remember I hear, I hear not so much about people walking away. We have had some of that. But also people literally [tossing] away some of our best drillers.
Our concentration is today the demand for directional drilling this year is growing. We go to new markets like Argentina, where they are drilling shallow wells, and moving north, it is a much darker sell. So I think the market, real market opportunities throughout today is in the United States, and it is the nonconventional drilling in the Northeast. And the biggest challenge is to actually meet customers head on for these services.

Terry Keane — Allis-Chalmers Energy — President, Oilfield Services
There was one other question?

Unidentified Audience Member
Yes, I was surprised that you were able to raise your [CT] rate that much in this environment. Is that just due to your position in the market or (inaudible)?

Terry Keane — Allis-Chalmers Energy — President, Oilfield Services

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

Yes, I think we were probably priced a little lower than others were because of what we had gone through last year, that maybe we weren’t at market conditions. And everybody needs a little confidence build, and what’s the worst thing that can happen? We could notably lower our prices again. And it work, so —

Unidentified Audience Member
(Inaudible question — microphone inaccessible)

Terry Keane — Allis-Chalmers Energy — President, Oilfield Services
Yes.

Unidentified Audience Member
(Inaudible question — microphone inaccessible)

Terry Keane — Allis-Chalmers Energy — President, Oilfield Services
Right.

Unidentified Audience Member
(Inaudible question — microphone inaccessible)

Terry Keane — Allis-Chalmers Energy — President, Oilfield Services
I don’t know anything specifically on the next set, but those have been going on for quite some time. And Matyep does consider Schlumberger and Halliburton customers also, and we do do business with them in Mexico.

Micki Hidayatallah — Allis-Chalmers Energy Inc. — Chairman and CEO
(inaudible — microphone inaccessible)

Jeff Freedman — Allis-Chalmers Energy — VP, IR
I was remiss earlier in not welcoming our webcast participants. This is being at this time broadcast on our website. So welcome to those individuals that have joined us as well.
The slides were presented or were filed with the SEC, again, earlier this morning. So those copies of slides that we are viewing here are also available through the SEC filings.
And I think at this moment, why don’t we take a five-minute break? I would like to thank Terry for this great overview of the Oilfield Services division of Allis-Chalmers.
We will then come back and hear from a new Division President as well, who was appointed the head of our rental business, and that appointment took place also about eight or nine weeks ago.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

And before we break, I might just interject, I had asked Mark, when are you going to be ready to address financial analysts as the new President of our rental division? And he said, “Well, I need at least a couple of months, Jeff.” And I said, “How about a few weeks, Mark?” So he is now online to discuss our rental business, and we’ll reconvene here in about five minutes.
For those of you who are on the webcast, we are going to take a quick break before we resume the presentation of our Rental Services division. Thank you.
(BREAK)
PRESENTATION

Jeff Freedman — Allis-Chalmers Energy — VP, IR
— who has voluntarily accepted one of our stronger challenges for 2008. As we have discussed with you several times, this was the one segment of our operations that did not achieve the type of performance that we had expected last year. So, Mark, please?

Mark Patterson — Allis-Chalmers Energy Inc. — President, Rental Services
Well, with that introduction, I am not sure where to go from there. But, Jeff, thank you.
And as Jeff mentioned right before the break, he and I are having lunch together a few weeks ago. And so, about halfway through the lunch, he had been asking me some questions, and he stopped me abruptly and said, “So at what point in time will you be ready to speak before the analysts?” And I said, thinking I was being really aggressive, I said, “Oh, a couple of months. I need to get up to speed on a few things.” And he said okay.
So three days later, he gets me in the hall, and he says, “We are on for three weeks.” And I said “Okay, two months, three weeks, if that is the way it is going to be, then we will — payback will be something down the road.” But, Jeff, thank you for this opportunity, and I look forward to what this year and the years to come has to offer for this segment.
My name is Mark Patterson. My experience in this industry goes back to 1977. But in 1989, I joined Oil and Gas Rental Services, Inc., in sales. And in 1998, I became the Vice President of Sales in Houston for Oil and Gas Rental Services.
Allis-Chalmers Energy purchased OGRS in December of 2006, and in July of 2007, I became the Executive Vice President of Sales and Business Development for the Rental Services Division of Allis-Chalmers Energy. Just two months ago, I became the President of this segment, and here we are today.
This segment, rental services, serves both the onshore and offshore oil and gas industry with premium drill pipe, tubing and blowout prevention equipment and all associated tools and equipment that are required as a full-service rental tool supplier. I emphasize full service because there are many rental tool companies that specialize in one aspect of this industry, but there are just a few that truly provide what we offer in equipment inventory and services.
We have 124 employees with experience expanding over 35 years at all levels. The management team ranges from 46 to 55 years of age, and the foundation of this Company has been in place for over 40 years.
Our growth over the last two years has come from the acquisitions of two companies, Specialty Rental Tools in January of 2006 and Oil and Gas Rental Services in December of 2006. Both of these companies were established full-service rental tool suppliers operating in identical markets.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

In looking at the revenue numbers for 2007, and as Jeff has alluded to, we did not achieve what was expected, nor did we do what we should have and I believe could have done — what we could have done to achieve more revenue in the last half of last year.
The revenue stream for 2007 was split between onshore Gulf Coast and onshore — offshore Gulf of Mexico at approximately 40% and 60%, respectively. I say approximately due to the international revenue stream that was approximately 12% of our total revenue. Last year, we supplied equipment in Texas, Oklahoma, Louisiana, Mississippi, Colorado, Malaysia, Azerbaijan, Colombia, Mexico and the Gulf of Mexico.
We are the exclusive supplier for wave spread drill pipe and tubing in the U.S. rental service industry. We have a large inventory and a big variety of extreme torque drill pipe, which is needed and required for directional and extended reach drilling projects taking place throughout the entire industry, both domestically and internationally.
We have a large and varied inventory of blowout prevention equipment, ranging from 30-inch 1,000 psi annulars to 7/16ths 15,000 psi ram-type stacks. And we are the premier provider of landing strings for landing heavy casing loads in deep water because of our patented system, the LAST system, which stands for Landing and Slipless Technology. This system allows for zero yield stress to be placed on the pipe, the landing string itself and the associated equipment used in landing heavy casing strings necessary in drilling deep wells in deepwater.
This system utilized by BP Thunder Horse Development, according to BP itself, saved them between $12 million and $21 million due to the LAST system’s capacity to pull over 2 million pounds. This allowed BP to unstick casing and prevented them from having to sidetrack and re-drill that well. And we utilize that in our sales efforts as we secure other contracts for landing casing strings with other operators operating in deepwater.
The top left picture is just a picture of our pipe yard in one of our facilities. The bottom left picture is our sharp area where our crossover subs are staged, maintained and stored. And the top right picture is of our BOP facility, where storage, maintenance and testing are performed.
And then at the bottom right is a picture of our pipe yard in Morgan City, Louisiana, which is located on the Intercoastal Canal, where we have over 600 feet of dock space where we load and unload our pipe and equipment for our customers. And this can help our customers save on their transportation and offshore handling costs.
This map shows where we have generated the majority of our revenues over the last year, the eastern half of Texas, specifically south-central and southeastern Oklahoma, Louisiana, Mississippi, and the Gulf of Mexico, of course. Our service points and operations facilities are located in Victoria, Texas, Lafayette, and Morgan City, Louisiana, currently.
This is the top 12 customers. This list is 12 because, unlike 10, like all the other slides you’ve seen, because I wanted to point out that two of these customers are not in our service point market area. Drilex, the third on the list, is the predominant supplier at this point for our international revenue stream. And they’re a Mexico company. And they’re customer buyers and a very good one. And we’re looking to expand and grow that revenue stream this year.
The other company on the list at eight, [Rayco], they’re a Rocky Mountain rental tool supply company that we partner with to give us a Rocky Mountain revenue stream without actually having a service point presence there.
The top 12 customers represent 43% of the revenue. We have 221-plus customers that we did business with last year. But the top 79 customers represent 87% of the overall revenue. And each one of those customers are in excess of $100,000 each.
The market outlook. I’m sure it’s apparent to everyone in this room that there’s been a decline in drilling activity over the last nine months in our service markets, especially in the Gulf of Mexico. The jack-up market is moving from the Gulf into the international marketplace. And we’re looking to follow those rigs in that marketplace.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

There is, however, increasing activity in many older and emerging basins, where tight gas shale plays have been potential due to new technology and unconventional types of drilling and completion processes and techniques. The majority of the rig count growth is concentrated in these plays.
With the decline in our service markets and with the movement into new markets, we are aggressively pricing our services as a mechanism to increase market share in declining markets that we serve and in the nonconventional marketplace that we are entering.
Strategic objectives—on the heels of a fourth quarter last year, this segment now has new leadership and a new organization. I am the new President. And I have just appointed a new Vice President of Sales to manage and direct a more focused sales effort and a new Vice President of Operations to lead an operations team that reflects our mission, which is to provide the best quality of equipment and service to our customers for profit with honesty and integrity.
Our three facility operations managers, along with the new manager of quality assurance and quality control and a new manager of inventory control, will report directly to our Vice President of Operations. And this will allow us to aggressively move forward into new markets as well as stabilizing growth inside our existing markets.
We have a new price book and a new program we call Invoicing For Success. This program is designed to streamline and make more efficient our invoicing processes, which will lead to a reduction in the days associated with accounts receivable and will benefit our customers as well.
We have a motivated sales force that is pulling together as a team as we move forward as one Company and not two. We now have a motivated operations team with a centralized and highly managed inventory control system.
And earlier, when I touched on the rig count growth, concentrating on the emerging basins and shale plays, we recognize we must go where the rigs go. And we are. We are aggressively planning to move into a couple of these markets, and specifically the Barnett shale play in North Texas later this year and the Appalachian gathering, which Terry had mentioned in his presentation as a new hot area in the Northeast, is another area for future growth for us domestically as well.
Another one of our objectives of this segment is to grow the international marketplace. We have many opportunities that we are pursuing in an effort to increase revenues from 12% to 20% of our total revenue. The objective is for this increase to take place over the next 12 to 18 months. I believe that, ultimately, this is where our largest growth should come from expanding internationally.
We currently have equipment in Malaysia and Azerbaijan and Mexico with the mission four. And we have equipment, as we speak, headed to Libya. We have and are pursuing opportunities in Colombia, Peru, Brazil and the Arabian Gulf.
Regardless of everything that I’ve said and have told you today, 2008 will be a transition year for this segment. With new management and with an emphasis on moving into new service markets, the transition will be one of changing our revenue streams from 35/55/10% onshore/offshore/international to 40/40/20%.
However, at the end of the day, we will be and we will be recognized as the premier provider of rental equipment and service in this industry, both domestically and internationally. We are working tirelessly today.
Questions? That was way briefer than Terry’s. But he has four divisions, and I only have one segment.
QUESTION AND ANSWER

Unidentified Audience Member

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

So a couple questions on moving into the offshore, specifically the Barnett shale and some other areas where (inaudible), is that mostly a redeployment to get things back (inaudible)? And I guess the second question is what do you lead with going in? Do you lead with pipe? And what does that tell you about the market, of your experiences with the market?

Unidentified Speaker
Can you repeat the question?

Mark Patterson — Allis-Chalmers Energy Inc. — President, Rental Services
Can you repeat the question? Yes. The question — the first question — and I may ask you to go through the second one in a minute. But the first question was as we move into specifically the Barnett shale and other domestic markets, is it a redeployment of equipment that is being not utilized to its fullest capacity because of the decline in the Gulf of Mexico and the Gulf Coast, or is it truly a growth strategy? And it’s a combination of both.
It is that very thing, a redeployment of equipment because that’s where the market is. And that’s where the market’s growing. The rigs are out there. And we’ve got to follow those rigs.
However, we do believe that we have the equipment and we have the personnel and we have the leadership to, as we move in those markets, to maintain the market and increase the market share in the given markets where we currently are. But then as we move into those new markets because a lot of those same customers are customers out here and have been our customers for a long, long time, to parlay those relationships as we move forward into new markets as well and truly experience a growth at some point down the road.
Domestically — second question, go ahead.

Unidentified Audience Member
The second question is what do you lead with (inaudible)?

Mark Patterson — Allis-Chalmers Energy Inc. — President, Rental Services
We absolutely — the drill pipe is the lead. There are some opportunities for blowout prevention equipment. But it’s real tight. And all the handling — associated handling equipment would go with it. So as to leads as we move into the Barnett shale, that’s what we’re leading with.
We’re already participating with customers in Oklahoma, BP and Newfield specifically. So as we move into the Barnett shale — and we’ve got some business in the Barnett shale as well. But as we move into the Barnett shale as a bigger force, we’re attempting to form a strategic alliance with one of our customers to give us a base of operations. They’re one of the real active customers in that area.

Unidentified Audience Member
Can you provide a little more color of what a transitional year means? I mean, I understand that the cultures the two acquisitions made last year are different. So does transitional mean you’re still integrating and accounting issues, invoicing issues worked out (inaudible)? Is it more expanding internationally and more set up to grow revenues? Can you describe that a little more?

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

Mark Patterson — Allis-Chalmers Energy Inc. — President, Rental Services
Absolutely. The question was is the transition that’s being discussed here, is it from the fact that we’ve had two companies come together in ‘06 to form one company in ‘07 and different cultures, different accounting systems, different inventory systems, different sales forces, different customer base? Is it that transition as pulling all that together as one? Or is it the transition of truly moving forward and changing the dynamic of the marketplace from a percentage of where we operate and where we provide services?
Once again, it’s a combination of both. When I took the position two months ago, we were not fully integrated. We had one sales force that I put together back in August, had officially come together in August. But we still didn’t — we still were operating out of two pricing structures and pricing philosophies. We still had two inventory systems and two accounting systems.
And so within the last 60 days, we had one price book, one price philosophy, one operations team headed up by one Vice President of Operations over all three of the facilities with QA, QC corporate wide, inventory control corporate wide. And so, we truly now, literally within the last week, have come out of the operations meeting a week ago last Wednesday and are completely one company moving forward.
So that transition, yes, is a 2008 transition piece of the puzzle because the implementation will take place of all the standard operating procedures and those type of things. And we will certain govern that.
But the transition also is to refocus as a new company in the existing markets where we exist. And if we’ve lost market share — and it’s hard to tell because of the losing 40 rigs in the Gulf of Mexico. I mean, currently I’m on — there’s 140 rigs working in the Gulf of Mexico. And I’m on 75. So we are on 75.
And so, the market share in the Gulf of Mexico is still strong. But with the decline in activity, we really have to look where the rigs are. And so, that’s where we’re going.
So it’s a combination — the first half of this year transition as far as becoming one, moving forward, implementing those policies and then governing those, and then the last half of this year is where we’ll see some real expansion and hopefully in revenue, not only with just in market position.

Unidentified Audience Member
(Inaudible question — microphone inaccessible)

Mark Patterson — Allis-Chalmers Energy Inc. — President, Rental Services
No, the BP number should be pretty close when you combine the two, Allis-Chalmers legacy and the Oil and Gas Rental number. I can’t remember exactly what it was. But it’s going to be pretty close. And the reason for that is because we were two-thirds of their Gulf of Mexico vendor priority selection. So when we came together, that pretty much stayed the same.
My understanding, and I don’t know to what degree, but out of the previous Oil and Gas Rentals top ten and Allis-Chalmers rental tools top ten, there was only two companies that overlapped. And one of those companies was BP certainly. And I’m not sure who the other company was off the top of my head. I can’t remember. But I’m sure they’re on that — they’re certainly on that top ten list.
And so, the list has come together because I can look at that list, and I can tell you that three or four of those companies were certainly companies that were strong Allis-Chalmers companies, and then three or four were certainly strong oil and gas companies. Once again, it’s not separate any longer. It’s together as one, and we are certainly moving forward in that direction.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

Thanks for that question, Mike.
Yes, sir?

Unidentified Audience Member
BP is your largest customer by a wide margin in terms of revenues come from one customer. Do you know what the plans are for this year? Do you expect more revenues from them in any way? And secondly, the deep water (inaudible) activity has been changed by the availability of deep water rigs. That may change a little bit second half certainly next year. Do you expect higher quarter revenues as we look at that late this year, next year?

Mark Patterson — Allis-Chalmers Energy Inc. — President, Rental Services
Yes. From a deep water standpoint — oh, yes, repeat the question.
The question was in regards to deep water, some of the restrictions on growth and deep water have been the availability of deep water rigs. And as some of those rigs come available and go to work in the Gulf of Mexico the last half of this year, do we see growth in those areas? And do we see enhanced revenues because of that?
The first part of that question, excuse me, was BP being our largest account by a great margin. Do we see that growing in this year or actually, I guess, in the future as well?
The answer to that question, which was the first question, the BP question, actually, no. We see revenues decreasing to some degree this year with BP. Obviously, we’re one company, and they added another company into the mix from a Gulf of Mexico standpoint. But not to a great degree, because we have been their dominant supplier of deep water, and that’s where they play.
Oklahoma is a big play for them as well right now. But in deep water, where the contracts are, because of our last system and because of the type of equipment that we have been providing them with for several years, three and four years, we don’t see a big decline in that number. We do expect that. We expect it from the pure standpoint that there’s going to be less money spent in the Gulf of Mexico this year than in previous years as well.
Deep water wise, there’s — for example, we know that Repsol is coming on with deep water rig, and we’re positioning ourselves to be their supplier of landing strings and drill pipe for that rig, which is going to work in June. Feel confident about that. The contract’s not signed, but we’re working toward that.
And also, another company out there is Cobalt International that’s got plans to probably get in the game last quarter or first part of next year, and we’ve got relationships and communication with them as well in regards to their future.
And so, the other companies that are entering the deep water Gulf of Mexico, because of our history, because of the equipment we own, because of what our capacity to provide equipment in that marketplace is, we see growth in that area as that industry grows or as that market grows.

Unidentified Audience Member
Does the revenue contribution on a per-rig basis, would you say what a deep water rig, how much that contributes in revenues when you have that contract versus a jack-up versus a land rig? (inaudible)

Mark Patterson — Allis-Chalmers Energy Inc. — President, Rental Services

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

Well, that’s a difficult and the question was, can we compare or give some idea of revenue percentage per job deep water versus jack-up versus onshore.
It’s difficult to say because in deep water, some of the rigs that are contracted and been built, they’re also contracted with basically all the equipment necessary to do the job, with the exception typically of landing strings. Those are typically not a part of a package.
But then some of the rigs come, and they’re not equipped to do the job. So, in some of the deep water rigs and with some of the companies, you have an opportunity to rent 6 5/8 inch drill pipe, 5 7/8 inch drill pipe. And then some of — typically not BOPs in those environments, but — or in those markets, but drill pipe.
And then, when you go to the completion phase, you have the opportunity to finish the plan and equipment. So it’s difficult to say. But certainly, the dollar amounts when you have those opportunities in deep water Gulf of Mexico are much higher per day rental revenue streams than an individual jack-up typically, because the individual jack-up on a shelf would have its 5 inch or 5 1/2 inch drill pipe that would be utilized to drill those wells.
And then, once again, in the onshore marketplace, similar, even it may be a step down revenue wise, with the exception of some of these extended reach and directional-type jobs, which were requiring extreme torque drill pipe, and the drilling contractors don’t have that. And so, we have the opportunity to supply that type of equipment on those wells, and those jobs can be very, very good.
Yes?

Unidentified Audience Member
(Inaudible question — microphone inaccessible)

Mark Patterson — Allis-Chalmers Energy Inc. — President, Rental Services
Great question. The question was, as we pursue and follow the rigs as they move into different markets and they concentrate in different marketplaces, as we follow those rigs, will we do it by putting — need to put into facilities and personnel and those types of things.
There’s two different models that we’ve had in place now and that we will continue to utilize. And that is, more of the partnership-type model, where we partner with a company that may already be in existence in a place in a different country, like Brazil, which we have partnership with, with Argentina, with — and Mexico. And so, we can then partner with them to service that marketplace.
Or we just — say, for example, Libya, through the company there and a contact we had, we worked out just a long-term rental agreement, and we shipped equipment in there. So it’s not — we shipped it right from here to there, and it’s in their possession and their care. And whenever they’re done with it, they’ll ship it back. It’ll just be like that company is a customer, just like if they were operating in our backyard. So both of those models exist.
The third one is the fact that there — as we do move into, obviously, domestically, the Barnett shale, we’ll open a facility. And then, quite possibly, into some other areas globally as well. That will need to occur. It just depends on how the deal is structured from a business standpoint.

Micki Hidayatallah — Allis-Chalmers Energy Inc. — Chairman and CEO
Let me just add one thing on the international market, our preference is basically to do the Libyan model. Under the Libyan model, we get an order for 300 days, 3,300 a day, plus rate. We get 45 days upfront payment in the form of,

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

in this particular instance, cash or a standby letter of credit. The contract says that the equipment has to be returned to us in the same condition as it was sent.
So, in essence, once it’s 45 days after, as I said, the bill of lading, we start getting the rental for 300 days. And we get it in advance every 30 days. So, in that model, it’s absolute revenue with only depreciation as our cost. Built on the same model as our taking and tubing agreement with Matyep or with Drilex, where, in essence, we both deliver the equipment to them at a fixed price and they, in turn, as they rent it out to Pemex, get the revenue against the fixed price, making that small differential margin.

Mark Patterson — Allis-Chalmers Energy Inc. — President, Rental Services
And actually, Drilex, from their biggest customers are the Schlumbergers and the neighbors of the world that are actually working for Pemex.
And yes?

Unidentified Audience Member
As activity comes down the Gulf of Mexico, is that expressed in rental rates per pipe? And second, does that leave you with excess pipe to rent? (Inaudible question — microphone inaccessible)

Mark Patterson — Allis-Chalmers Energy Inc. — President, Rental Services
Right. The question was as rigs have left the Gulf of Mexico and there’s been a decline in that market, have we seen a decline in our margins, price wise, as well as our utilization of equipment falling off?
The answer is yes, both. We have seen competitive pricing enhanced, and we also have seen the utilization of that equipment fall.
Now, to what degree is the question because we are absolutely trying to transfer that equipment into other markets. And we’ve done a good job of that because in all the markets today, the requirement — when I say all the markets, all the markets where there’s extended reach drilling and directional drilling, those marketplaces are no different than the Gulf of Mexico from an equipment requirement standpoint. So that is still the highest utilization of equipment, period.
We are — as some of that drill pipe that’s extended reach, for extended reach wells, the XT, we need more. And then we’ve got some inventory that we’re looking to maybe ship into the international marketplace, where a demand for that type of equipment might be better served.
BOP equipment, same thing. For 21 inch and 20 inch and 16 3/4 inch BOP equipment, high, high utilization. Regardless of what’s taking place in the Gulf of Mexico, we’re still highly utilizing that equipment. But some of the other, 7/16 inch and 11 inch, 15 inch and some of those types of BOP equipment, not as high utilization.
And it’s because somewhat the market has changed as well over the years. It’s not just because of the falloff and decline or decline in the marketplace. It’s also because of the nature of drilling wells over the last few years.
Yes?

Unidentified Audience Member

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

Can you put some of this together for us, maybe with respect to guidance that’s been issued? (inaudible) some of the successes, Libya recently, or your ability to redeploy. Does that change your perspective on what the division can contribute in ‘08?

Micki Hidayatallah — Allis-Chalmers Energy Inc. — Chairman and CEO
Let me address that issue. As Brad is aware — and I think this is the question he’s addressing — is that when we give guidance on rental for this year, we basically said that we were going to remain flat with a very disappointing fourth quarter, and with the Libyan transaction, have we changed our guidance in any way?
The simple answer would be, no, but I’m going to give a long answer. And I think what happened, because it’s a question often asked, is why were we slow to react to the changing market, the changing jack-up market?
Today, with hindsight, there’s open knowledge, and we discussed this earlier, that the jack-up market has always been fragile. We’ve got a lot of small, independent operators there. The rates are not as good as they are today in the international market. There were a lot of dry holes that came up And with the hurricane season in the third quarter and getting the rigs back, the third and fourth quarter have never been very robust.
Well, again, I think very similar to all our competitors, we did expect that the fourth quarter would see a lot of the jack-up market come back, which it didn’t. And we began to realize that the migration of the jack-up rigs or the movement was a fairly long-term scenario.
We also found that rates internationally for some deep water rigs were more favorable than rates in the U.S. And that was a changing phenomenon, and we lost rigs, again migrated. I think a BP rig migrated to West Africa.
We then developed a plan, which basically, if you put it in a single word, was follow the rig. And what we saw going into the next year was that the international market, with oil prices where they were, would continue to be strong and growing.
Domestically, in the United States, the rigs would operate mainly from nonconventional drilling in the shale areas. And we outlined certain markets, anchor customers for those markets, and we would begin through those anchor customers, again, to open operating yards in the United States.
At the same time, we began to see the opportunity in international markets. However, we also decided that we needed an effective pricing strategy here in the United States for the new markets we were entering and to be more price aggressive internationally.
In January of this year, various members of the Adams family actually resigned and went on to pursue other interests. It’s a tremendous challenge and task because the President, the person who ran operations, the Chairman Emeritus and a key salesman in New Orleans all resigned at the same time.
Mark was brought in and really has done, I think, a tremendous job. Number one, we’ve formed a new management team. You heard from him that since he’s taken over, he has a new operations manager and a new head of sales, someone recently appointed in quality, inspection and control.
When I say, new, these are people that have been with us, have worked with him, and he believes can execute the strategic objectives he’s established. And these include, number one, a motivated sales and operating force, defined strategic objectives and a defined compensation program based on revenue generated and EBITDA targets. With this new, what we consider enthusiastic personnel, the chances far increase of us effectively in a timely manner achieving the strategic objectives.
It’s been a matter of — and the other thing we’ve done, is we’ve dedicated 100% solely for working on creating new markets internationally. And already you’ve seen 45 days in the year, we’ve got everyone together. This actually — the Libyan inquiry was generated through contacts DLS had, Pan American had, and were followed up on logistic

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

operations and the contract working closely with Mark. And within 45 days, advance money was received, the logistics were done and that equipment was sent out. It will generate, as I said, 3,300 a day over the next 300 days.
We are continuing now aggressively to pursue our relationship in Mexico, and we think that we can increase our levels of participation there. But we want to — the strategic objective is basically to try and get from somewhere around $10 million to $12 million a year from international markets to about $20 million a year or $25 million.
The same thing in the land market. We want to go from somewhere around $30 million or $40 million a year from land rentals to about $50 million or $60 million.
But now, to answer the question directly, these things are going to take time. And this plan is going to be implemented, because, as I say, it is new strategic objectives, it’s a redirection of the Company, and so far, we have complete confidence in the new management team’s ability to execute.
And thank you, Mark.
PRESENTATION

Jeff Freedman — Allis-Chalmers Energy — VP, IR
Thank you, Mark.
The cover of this reads from “Idea To Reality,” as you know. This Company, as I mentioned in my opening remarks, was literally begun in 2001 with a $3 million investment by the gentleman I’m about to introduce, who is going to cover the international drilling operations before we hear from Alejandro Bulgheroni, who has joined us, who will be addressing the South American market opportunities for Allis-Chalmers in the aggregate and comment about other countries locally within Central and South America and the plans that he envisions for increased oilfield activity.
The $3 million of initial investment by Micki has turned from, again, idea to reality. We have adhered to a strategic plan of diversified product lines, both domestically and internationally, concluding with the major transaction in August of 2006, where Allis-Chalmers acquired the operations and businesses of Drilling and Logistic Services, otherwise known as DLS.
We’ve asked Micki to really represent in this case, the gentleman by the name of Martin Zoldi, who runs our fleet of equipment in Argentina, responsible at this time for close to what will be fairly close to 80 rigs we will have in place and about 2,000 people. But it was part of our initiative at the beginning to have an international base of business opportunity and growth. And Micki?

Micki Hidayatallah — Allis-Chalmers Energy Inc. — Chairman and CEO
Firstly, let me apologize that Martin could not be with us today, but we have received in Comodoro and are rigging up something like one drilling rig and I think it’s ten workover rigs, plus two pulling units. So, as you can imagine, he’s going through a very busy schedule, but I will try and present any — the operations of DLS, and we’ll ask for assistance from Alejandro, the Founder of the Company, for any questions I can’t answer.
The acquisition of DLS was a transforming event for our Company and created a major change in the strategic objectives of Allis-Chalmers Energy. I think it was in the spring of 2006 that we made the definitive decision that we would use the opportunity of the DLS acquisition to enter the international oilfield service market, and we would do this by creating a platform in Argentina.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

Why the Argentinean market? In the Argentinean market, we found a free-market economy. Argentina was a democracy. The companies operating there were independent oil companies, rather than a national oil company. And there was a robust oil and gas production market producing the equivalent of about 850,000 barrels a day in oil or oil-alternatives, being natural gas, and exporting approximately 20% of this production or I think a little more, maybe 250,000 — 200,000 barrels a day.
We continue to believe that Central and South America, together with Canada, will be thriving partners with the United States in the supply, exploration and production of energy resources.
As production in Central and South America depletes, the demand for oilfield services will continue to increase. It will take far more drilling rigs to operate in these countries as their basins mature to produce the same amount of energy, which creates a great opportunity to us.
Even today, governments in Central and South America are creating and establishing aggressive production targets and both to the national oil companies, like Pemex, as well as in Argentina to the independents. And we think that with our products and services, we can increase market shares and leverage up the platforms we have in Mexico, Argentina and Brazil.
The actual acquisition of DLS took place in August 2006. DLS had been in operation for around 40 years and had, as its primary customer, Pan American Energy, which was a joint venture between the Bridas group and BP. The Bridas group, under the leadership of the Bulgheronis, had made the decision to divest themselves of the contract drilling business, and we had the opportunity to bid and were successful in that acquisition.
The Company, at that stage, was doing about $112 million in revenue — I’m sorry, $130 million in revenue and about $22 million in EBITDA.
With the aggressive production program that has been established by the independents in Argentina and with the movement of newcomers, such as the [Fashi] entering the market as well as Occidental, the drilling rig cult began to grow.
In 2006, the Company generated revenues of $174 million and EBITDA of $38 million. And in 2007, revenues went to $216 million and EBITDA of $50 million.
Now, you can tell Martin Zoldi isn’t here, because compared to the first two presentations, there are a lot of numbers being thrown out rather than operating statistics. So I apologize for that.
We again are the second-largest provider of land drilling and workover services in Argentina, second to Pride International or the old Pride, which recently sold its business to GP, which is a private equity firm in Brazil. Really there has been no movement in Pride’s increasing oil competitors increasing investment or providing new technology to our customers in Argentina.
When we acquired the Company, we had 52 rigs, 21 drilling rigs, 18 workover rigs and 13 pulling units. Within a year of the acquisition, we increased contracts where we provided 16 service rigs, 4 drilling rigs that we are having constructed or delivered by Crown. The last of the drilling rigs, number four, will be delivered in 2008.
We believe that by providing our customers with new technology, state-of-the-art drilling rigs, new workover rigs as the Argentinean market grows, we will become the dominant player in Argentina.
I remember someone asking me and asking the same question of Alejandro that if I buy a 1,100 horsepower rig in the United States, I may get — if I buy one, put it to work in the United States, I might get a day rate of 2,200 to 2,400, and I’m talking 2006. If I send it to Argentina, I’m going to get probably, if I compare apples to apples, an effective rate of 14,000.
Why would I do that? And he said, you’ll see that the Argentinean market and the growth and the day rate or footage rate of drilling rigs goes like this, whereas in the United States, it spikes up and down with far more volatility.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

And today, when you see the migration of rates, you understand how true that is, because the rates are shrinking as demand internationally for drilling rigs grows. Whereas in the United States, there has been an influx of 186 rigs in 2006 and about 86 rigs in 2007 and 86 expected in 2008.
And you’ve seen this philosophy of taking rigs internationally. An example of that being Bronco that sold or contributed six drilling rigs to Libya together with $5 million for 25% interest in Challenger. And then, sold forth the stacked rigs again to Libya at a good profit. So it’s nothing new for us.
This is a brief description of our drilling rig, workover rigs and pulling unit fleet. What is highlighted in yellow are the new rigs. As I said, we have, I think, it’s something like ten workover rigs, one drilling rig and two pulling units that we have all got from China have been delivered to Comodoro.
Just to summarize, today we have, including the rigs under construction, we will have 26 drilling rigs with 2 drilling rigs of 3,000 horsepower. We’re going to have something like is it 38 workover rigs and 15 pulling units.
This has been an investment of approximately $100 million between 2007 and 2008. And I have to give credit to the management team in effectively placing these orders, financing them, getting on-time delivery, doing the paperwork for customs regimes. Easy, but it’s all a difficult task when you’re trying to run a business at the same time. And then again, rigging them up and mobilizing them to take them to the well site.
Something that timing wise has helped us a great deal, and again, I’m not going to talk too much about it because Alejandro is probably going to cover this better than I can. But recently, because of the demand for oil and natural gas, the government agreed to increase concessions as an incentive for the independent P&C operators to increase GAAP and expenditures in 2008 and going forward.
And I know that Pan American Energy and Patagonia and perhaps in Santa Cruz has already got a 20-year extension and have substantially increased GAAP and expenditures, as have all the operators there. The government has also set effective targets. So it’s trying to push effective targets specifically to improve the production of natural gas.
DLS, as we said, is the second-largest drilling contractor. And again, gas exploration and production, you’ve probably read that our largest customer, Pan American, just had a major find of gas reserves.
And as Bolivia cuts down production and has decided not to breach its commitments, it has created an opportunity for the operators to increase production of natural gas in Brazil and Argentina to make up for the shortfall. And as such, there are some pricing incentives that have been given to the operators.
The market is capacity constrained. We feel that our customers would welcome additional drilling rigs, additional workover rigs. It’s not for us a marketing issue.
I think the challenge we face here is to continue to negotiate pricing that’s reasonable because in Argentina, it’s not year-by-year, it’s month-by-month, the cost pressures we face. Inflation, the official rate is 8%. It could be as high as 20%.
The labor unions are strong and continue to have a strategy of increasing hourly rates consistently. Strikes affect us very badly as we get downtime. So labor is the major cost factor. And we have to be very vigilant that as the cost pressures start hurting our margins, then we’re ahead of the game. And especially with hidden costs that come up with a $100 million project, you have to be able to increase the depth of management to meet these challenges.
We have entered into some very early discussions about trying to enter into a strategic alliance with YPF Repsol, who we have an alliance with on all their mud services as well as their fluids, drilling fluids and chemicals. Their primary contract vendor for drilling and workover rigs remains Pride. We would like to take a greater market share.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

We’re working diligently as one of our strategic alternatives, applying for an update meeting with Pan American on making sure that rigs are beginning to contribute revenue and are on the well site producing at — on schedule for what we have committed to. So, deploying, mobilization, timely production.
We want to continue to maintain capacity utilization at 90%. We have in 2007 achieved 94%. And again, I’m sure you understand, with 22 new rigs coming into Argentina, we are going to — it’s going to take us a little time to train and have an effective labor force that is as productive as the old labor force. So, taking all that, we’ve slightly reduced our targets.
I talked about pricing. The importance of staying ahead of the game and not letting the cost — we negotiated a lot of these price increases in 2007. And over the last year, there have been fairly substantial cost pressures on us.
We want to leverage up the talent we have in Argentina. The Company has — DLS has worked in Kazakhstan and Turkmenistan. We would like to leverage up that management strategy. We have been very aggressive in Mexico sending our mud engineers there. We think that Martin drilling fluids and chemicals is very portable. So how do we leverage up the personnel or and this 40-year experience that exists in Argentina to increase market share in Mexico and Brazil specifically?
We are talking in 2008 of perhaps a 30% increase in EBITDA with the effect of the new rigs as well as a probably 30% to 40% increase in revenue. Now, again, I want to emphasize that these rigs are being delivered, mobilized, labor training, all going on this year. So, 2009, if they’re all operating effectively as we have in 90% capacity utilization, we think 2009 is going to be a real banner year for DLS.
Again, as I talked earlier about platforms, building platforms, entering the international market. As you’re aware, we made a $40 million investment in a company called, Brasilia Limitada in I think it was in January, end of January of this year. And Brasilia Limitada is a subsidiary of BrazAlta.
For our $40 million in the form of a convertible subordinated debt, and since I might have to refer you to the market, to this market, today’s money, I realize my deal was not that great. I got 15% interest with a conversion right of 49% to 49% of the equity and an option to buy 100% of the company in two years.
Why? Because in Brazil to bring rigs into the country, you have to have an E&P operator sponsoring you. It was only a year ago, again, looking at the dynamics of a Brazilian investment that Petrobras withdrew its monopoly and allowed independent companies to come and operate in Brazil.
BrazAlta, which is our partner, is the largest landholder of land concessions in Brazil. And as such, again, look at the market dynamics. Tremendous market constraints on — there’s just aren’t any drilling rigs or workover rigs there. Whatever is brought in, as the Bolivian situation deteriorates on the import of natural gas, the pressure for the government to begin to produce natural gas in Brazil grows.
We have — we are also the largest land drilling contractor in Brazil. We have six workover — six drilling rigs and one workover rig. All our rigs under term contracts with Petrobras. We do not have any rigs with BrazAlta working right now, but are considering buying one more.
We had three seats on the Board, by the way, and are effective in managing and growing the company.
We think the business model is — again, it’s a platform that’s safe. We have two years to look at the company before we buy it to understand the Brazilian market. And meanwhile, we will be instead of earning 5% or 4% on our cash, earning 15%.
There’s a great potential for expansion with Petrobras and BrazAlta as it grows. Capable management team in place. And we’re going to explore other opportunities in Brazil. And I can see that I probably don’t have time for questions.

Jeff Freedman — Allis-Chalmers Energy — VP, IR

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

We’re going to have you back. I thought that perhaps we would then go through the financial review section because Micki is going to come back to summarize. And with Alejandro here, I believe it might be useful if there are questions regarding South or Central America and other business opportunities that we have the benefit of both gentlemen to respond.
So why don’t we move into the financial review section? We’ll then break for lunch. And then, Alejandro will address us. I think, [Scarlett], am I correct, we’re going to have lunch?

Unidentified Company Representative
Sitting right out here.

Jeff Freedman — Allis-Chalmers Energy — VP, IR
And then, we’re going to sit here in the — okay, so, we can actually have a working lunch in order to keep relatively on schedule. I promised that you were going to be able to leave here no later than 1:30 or 2:00. And then, we’ll have Alejandro speak to us with Micki here. And then, most of you know, Vic. So, you’re on your own.

Vic Perez — Allis-Chalmers Energy Inc. — Chief Financial Officer
All right, thank you. Many of you have heard me speak before, so I think I’ll be able to make up a little bit of the time that we’re behind.
Just wanted to go through briefly the financials for ‘07 and the recent history of the Company. And you see there that in 2007, we had a substantial increase in revenues to $571 million. EBITDA doubled from ‘06 to ‘07. Net income increased from $35.6 million to $50.4 million.
In 2007, we did have a decrease in EPS from $1.66 to $1.45. I think you have to see the — and I’m going to touch on that, you have to see the trend and sort of the growth of the Company, the increase in revenue, EBITDA and net income.
All this as a result of the combination of the organic growth, the investment in capital expenditures and new equipment, as Terry alluded to, in terms of replacing and upgrading equipment, as well as, of course, the acquisitions that were made in both primarily in ‘06 — was the acquisition of Specialty Rentals the beginning of ‘06, the acquisition of DLS, which transformed the Company, as Micki mentioned, in August of ‘06, and also at the end of ‘06, the acquisition of Oil and Gas Rental Services.
These are the highlight count — some of the line items. The biggest increase in revenues, again, as a result of having a full year in ‘07 of the DLS acquisition in Argentina establishing, at that point, our international drilling and completion segment as well as, of course, the acquisition at the end of ‘06 and a full year in ‘07, if you will, is the acquisition of Oil and Gas Rental Services, which really expanded our rental division.
All of our segments increased in operating income year-to-year, with the only exception of a small decline in tubular services segment as a result of not having quite the sales of hydraulic power tongs in ‘07 that we did in ‘06 and material leader to the fact of a revised strategy and sales plan for that business segment in the — which was part of the Rogers acquisition.
You see the adjusted EBITDA growing from $92.9 million to $185.4 million. This is primarily, again, a contribution from DLS as well as the margin. Even though we talked about the rental segment not performing in ‘07 as we had expected, however, still making a very significant contribution to the EBITDA margin and to EBITDA.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

Pre-tax income up 68.7%, and that reflects the — of course, the increase in revenues and EBITDA, but also offset in part by the increased depreciation and amortization as a result of the acquisitions as well as the increase in interest expense from the financing related to the acquisitions.
Our tax rate, which was at an unusually low level in 2006, increased to a more ongoing-type rate of 36.4%. And then, net income increased from $35.6 million to $50.4 million, an increase of about 42%.
It’s — we should mention that the shares outstanding, the average diluted shares increased significantly in the year 2007 as we decreased basically our debt to EBITDA from close to 4 to 1 on a pro forma basis at the beginning of ‘06 to now more 2.5 times to 1 in terms of debt to EBITDA.
So that deleveraging by issuing the 100 million of common equity at the beginning of ‘07, as well as the shares that we gave to sellers of DLS and shares that we gave to the sellers of OGR as well as other acquisitions and adding equity along the way, increased our diluted share count, which, of course, impacted that and in tax rate impacted our diluted earnings per share.
Just in terms of the breakdown in our revenue stream, cash flow as well as revenues. The oilfield services segment that Terry spoke about basically represented about 41% of revenues in 2007. The rental segment represented about 21%. And then 38% from DLS, basically, 2007.
When you combine all of the international contribution that we have in the tubular services segment, which the Matyep Mexico casing and tubing business is contained in our tubular services segment, and also as Mark mentioned, we do have international revenues in the rental segment. Therefore, all that international is 40% of consolidated revenues is now coming from international.
On an EBITDA or operating income plus depreciation and amortization before corporate items, about 36% of EBITDA is represented from the oilfield services segment. Approximately, 38% is coming from rental and about 26% from DLS. But that number increases to about a third or EBITDA coming from international when we add, again, Mexico as well as the international rentals.
Well, you’ve seen some of our major customers, if you will, from the different segments. This is on a consolidated basis, with Pan American represented about 21% of consolidated revenue in 2007. And this is work that is being done under a master strategic alliance agreement, which regularly gets amended and currently has a term going through July of 2011, where a certain number of rigs are dedicated and work under that strategic alliance.
You see that YPF Repsol doing work there in Argentina, 7%. And then, the rest of it is 47% total from the top ten. Apache is domestic as well as in Argentina. And we do work for Oxy in Argentina, and then you see as well Anadarko, ConocoPhilips, Chesapeake, Nexen, Devon making up the rest of the top ten.
Just going through the balance sheet. Basically, as I mentioned earlier, at the beginning of ‘05, on a pro forma basis with the acquisitions, our leverage was around 3.7 to 4 to 1 in terms of debt to EBITDA. That number is 2.5 times to 1 net debt to adjusted EBITDA. We have our debt consists of [$505 million] of senior notes. One issued at 8.5%. The other one at 9%. Unsecured, no current maturity, of course, associated with that. It gives us a lot of financial flexibility to reinvest excess cash flow in the business.
As of a year ago, 12/31/06, we did have a $300 million bridge loan that we had incurred in connection with the acquisition of OGR. That bridge loan was promptly paid off in January of ‘07. We did increase stockholders equity through the $100 million equity issuance at the beginning of ‘07, as well as, of course, the reinvestment of the net income.
We have a total of something like $6 million of current maturities of debt over the foreseeable near future, again, giving us a lot of flexibility going forward in terms of reinvestment of cash flow.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

Just a summary of our debt. I’ve already touched on this. The only, I mentioned here, the $40 million investment in BCH, only because that was subsequent to ‘07. As Micki mentioned, we receive 15% interest that accrues on that investment.
That — the day rates, the way they’re structured in Brazil is that the day rate that’s paid locally, 65% of that is in the form of a lease paid in U.S. dollars outside of Brazil, and the other 35% is paid locally in local currency to pay for operating expenses.
We have $90 million domestic revolver. And we have recently established a $25 million five-year in court finance facility that we established at DLS in order to help fund some of the imports of equipment there. So, currently, we had even with the — after the BCH investment, what we now have about something like $28 million — $25 million, $28 million usage over $90 million facility.
We still have roughly $100 million in total liquidity, when you consider the available borrowings under our revolver, the Argentinean facility, as well as cash on hand.
We gave guidance at the end of January — January 31. And, we’re summarizing that guidance here. Increasing adjusted EBITDA, which the term “adjusted EBITDA” just means that we’re adding in about $4.8 million in 2007 of a pretty significant noncash item, which is the noncash stock compensation expense. That number’s about $7 million, a little bit over $7 million in 2008 that has been added in. And there’s a EBITDA reconciliation of ‘06 and ‘07 in the back of your books.
The decrease — the increase in revenue primarily comes — probably the biggest source there being increase in revenue at DLS as a result of the new rigs, but we see increases in revenues across the board in all of the business segments.
The reduction in interest expense is as a result of the elimination of some bridge fees that we wrote off, if you will, at the beginning of ‘07, which were included in interest expense.
We’re forecasting a tax rate in the 37% range.
And you see there, maintenance or improvement, if you will, of our EBIT coverage as well as improvement of the net debt to adjusted EBITDA for 2008 on a — kind of based on the guidance that we’ve given.
I’m going to briefly walk through some of the underlying parameters that sort of underlie or the assumptions, if you will, that underlie the 2008 guidance. And I’ll just walk through these briefly. We touched on these. I think Terry touched on this a little bit. Mark, as well as Micki, has touched on some of the underlying assumptions.
First of all, on directional drilling is the benefit of some of the acquisitions, bolt-on acquisitions that we made in the last half of 2007, primarily, the benefit of the Diamondback acquisition. Which as I recall, Diamondback on its own does something in the range of $7.0 million to $7.2 million in EBITDA. So the benefit of that acquisition for a full year 2008.
Also, as a result of some again bolt-on acquisitions, where we added in one case, 110 additional downhole motors. So we are seeing there a reduction in rental cost for outside motors, as well as repair costs. We’ll also take delivery in early of ‘08 — late ‘07, early ‘08 of six additional MWD kits. And as has been mentioned, additional activity in the mid-continent and the northeast for directional drilling.
Let’s see, on tubular services, as Terry mentioned, we made the acquisition of Rebel Rental in October 2007 with additional tubing running equipment. The benefit of the new CRTs or casing running tools, as well as strong, continued, expected activity in Mexico.
In the underbalanced services segment, which Terry mentioned, the addition of the new foam units. Those came onboard, I believe, right at the end of — began to contribute in the fourth quarter, but also primarily, we’re seeing the benefit of that now — 11 new foam units. The reduction in some of the costs related to — as we mentioned earlier,

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

the diamond production diamond bit cost, and also an expanded presence and good business outlook for the northern Rockies, the mid-continent U.S. and also the Northeast.
In production services, we had, 2007, this was mentioned, was a bit of start-up year for us in that business as we took delivery of several units, refurbished certain other units, worked to position the new coil tubing units in certain markets. We now have that pretty much established. So a full year of the benefit of having gone through that 2007, as well as beginning to see the benefits late in the year ‘08 of the delivery of the new coil tubing units, which we’ve ordered because we do want to continue to grow the production services segment.
As far as rental, we — Mark talked a lot about this. Consolidation of marketing staff, price books, tool tracking systems. Not really factoring in any significant improvement in terms of some of the new initiatives that he mentioned. Pretty much projecting a flat year there vis-a-vis what were seeing in the fourth quarter.
And as Micki has just mentioned, on the drilling completion segment, the benefit of the new rigs, continued improvement here and there on pricing and maintenance of a strong utilization rate in the international drilling segment.
In terms of our capital expenditures, approximately $140 million budget. The biggest, as Terry mentioned, the big expenditures, with the exception of what you see in drilling completion, are pretty much behind us for the segments. The exception being for production services for the six coil tubing units. Other than that, fairly light capital expenditures compared to the prior year.
Rental services, the $12 million is pretty much an assumed sort of maintenance level of CapEx. It could be a little bit lower than it. Just in terms of replacement of pipe and ordering some additional pipe that is in very strong demand.
And I think, with that, we’ll turn it back over to Micki.

Jeff Freedman — Allis-Chalmers Energy — VP, IR
Micki didn’t summarize here for this morning’s session. And then, he’ll quickly with Bronco and the status of that transaction, which I’m sure is of interest of all of you. And then, as soon as Micki is done, let’s take a break for lunch.
And then, we’ll have a working lunch, and Alejandro will make his presentation, hopefully, right around 12:30. And then, we’ll have an opportunity to then ask questions of Alejandro, Micki and any of the other management members that are here. So, with that, Micki, why you don’t take 10 minutes or so?

Micki Hidayatallah — Allis-Chalmers Energy Inc. — Chairman and CEO
I’m going to just briefly talk first about the Bronco acquisition. It really is no different than our investment in BCH, or it’s an extension of what we’re doing with DLS.
We believe there is a market opportunity today, where there is an excess of drilling rigs available in the United States and a shortage of drilling rigs in the international market. We do believe that there is going to be in the second half of 2008 as well as in 2009, a pickup of land drilling rigs capacity utilization as well as day rates in the domestic United States.
Again, building a platform, now we will have a platform in Libya, which will help us expand into North Africa. And we think this is a great opportunity.
I have to say, though, since we have so many people here from the financial market, that in early January, when we announced the acquisition of Bronco Drilling at $16.33 a share and we said we were going to give $280 million in

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

cash, $157 million in stock equivalent, everyone was aghast. Why are you going in to a land drilling contractor in the United States?
Subsequent to that, land drilling contractors in the United States, the stock has gone up nearly 25% in the last 50 days. And everyone on the other side is looking at me and saying, “Who the hell do you think you are stealing Bronco at such a low price?” So somewhere in my life, I’m going to learn how things change so quickly in 45 days from over paying and being foolish to being a new Jesse James of the oilfield business.
This summarizes, give us some of the benefits, and it’s a great strategic combination. Domestically in the United States, I believe, allows us to start setting up specifically rental drill pipes with directional drilling as well as they come when you have rigs available. Spoken about Libya. And I think this is, again, a platform for growth domestically as well as internationally.
Again, cross-selling is another opportunity. Moving rigs to international location. There’s a lot of talk about freight and mobilization. It really isn’t that big a challenge as people feel.
To summarize, since we are out of time. Basically, we believe, after the acquisition of Bronco, the Company’s guidance that we’ve given and that they’ve given, we’ll have a Company that in essence will have $1 billion in revenue on a pro forma basis for a full year with a $300 million EBITDA. The capital markets today are difficult to access, but we have received support by investment bankers, our current investment groups. And we think that we can have an effective capital structure that will be innovative and that will allow us to continue to increase profitability and earnings per share.
One of the greatest highlights of our Company and what I believe is the focus of success, we not only manage your money, but we manage our own money. In essence, insiders own, I believe, as much as 40% of our Company. And, recently you’ve seen the directors reemphasize their endorsement of management by going out there and buying shares in the open market. In addition to this, as I said, we believe, they will support us on capital structure for Bronco.
So, again, with that, I’m going say, let’s have a break for lunch and then, after lunch, see if there’s any time for further questions.

Jeff Freedman — Allis-Chalmers Energy — VP, IR
I just wanted to add one notation, we have our general [copy] center as well. The proxy for the Bronco transaction, as you know, was filed with the SEC. We have received comments. We are addressing those comments as we speak and that, hopefully, I would think within what would be, Ted, four weeks?

Unidentified Company Representative
Shortly.

Jeff Freedman — Allis-Chalmers Energy — VP, IR
Shortly. We will probably have a proxy that will be circulated to the investment community relating to the proposed transaction. And as you also appreciate, this is a transaction that is subject to shareholder approval.
We have, as Micki noted, bridge commitments from two of the prominent investment banking firms, domestically, our colleagues RBC, who have been quite helpful with the growth of Allis-Chalmers over the past number of years, and Goldman Sachs. So that bridge commitment is in place with a cash portion of the merger acquisition. But again, this is subject to shareholder vote.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

And I think what we’d like to do, so that we can keep everyone on schedule then, is to take a break now. Let’s go grab some food. Come back. Take a break, five or ten minutes. And then, Alejandro has agreed to put up with our moving of forks and knives and eating and let him —

Micki Hidayatallah — Allis-Chalmers Energy Inc. — Chairman and CEO
If you could be back here promptly by 12:30, so we could begin.

Jeff Freedman — Allis-Chalmers Energy — VP, IR
For those of you who are on the webcast and still with us, we’re going to be breaking. And then at 12:30, Alejandro Bulgheroni, who is the Chairman of Pan American Energy, the entity in Argentina that is a joint venture between British Petroleum and Bridas Corporation, will be discussing some of the outlook for the South American market. And then, we’ll have a final Q&A session after that presentation.
(BREAK)
PRESENTATION

Micki Hidayatallah — Allis-Chalmers Energy Inc. — Chairman and CEO
It’s with great pleasure that I introduce our keynote speaker for today, Mr. Alejandro Bulgheroni. He is the Chairman of Pan American Energy LLC.
Mr. Bulgheroni, by profession — academically is an industrial engineer with several academic courses in petroleum engineering. Mr. Alejandro Bulgheroni has spent his entire career in the exploration, drilling and production of oil and natural gas. Mr. Bulgheroni has built a multi-billion dollar company with Pan American. This is a joint venture with British Petroleum.
At the same time as he’s built this Company, he has somehow found — excuse the pun — the energy to be the most active, supportive Director of Allis-Chalmers and remains as Chairman of BrazAlta Energy, CEO of Associated Petroleum Investors Ltd., an international E&P company, Chairman and President of Global Oilfield Holdings, Ltd. Mr. Bulgheroni has also served as Chairman, Vice Chairman at various times of the Bridas group.
Mr. Bulgheroni has somehow lengthened his strength throughout the day to be an active member of Petroleum and Gas Argentine Institute; Society of Petroleum Engineers, USA; Latin American Business Council; World Presidents Organization; Chief Executives Organization; Vice President, Argentinean Chamber of Hydrocarbons; Vice President, Buenos Aires Petroleum Club; Vice President, Argentinean Uruguayan Chamber of Commerce; Director of the Institute for the Enterprise Development in Argentina; Counselor and Vice President of the Buenos Aires Stock Exchange; Counselor of the Argentinean Business Council for Sustainable Development.
It is, indeed, an honor for us that Mr. Bulgheroni is here to inform us of the global energy market, with specific impact emphasis on Central and South America. Mr. Bulgheroni.

Alejandro Bulgheroni — Pan American Energy LLC — Chairman
Thank you very much. Well, it’s a pleasure to be here. Thank you, Micki, for the presentation.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

We talk about Pan American. And first, I’d like to say a few words about Pan American Energy. It was formed in 1997 by Amoco. Today is BP. A 60% participant and Bridas, 40%. The main reason was to operate in southern part of South America.
This is a joint company and Bridas appoint the Chairman and the COO. And BP appoint the CEO and the CFO. It has been a very successful operation. Our Company operates profitable in Argentina and Bolivia and continues to do so.
Our main concessions in Argentina were extended last year to 2027 and an option to operate for another 20 years also was awarded to us. At the same time, two new offshore concessions were awarded in the Golfo San Jorge Basin, which is where we have our own main field, the most productive field are located.
We have made a substantial investment in our target market in the last five years, more than $3 billion. And on the 2007, we made $917 million. And our budget for 2008 is close to $1.1 billion.
To give you an idea of what we’ve been doing in the last ten years of this Company, our production in 1997, the joint production was 141,000 barrels of oil equivalent per day. Last year, it was 255,000 barrels of oil equivalent per day. So that’s an 81% growth in what is called for many people a mature market.
In spite of the Argentine crisis in 2001, 2002, we continued to invest strongly. Both partners, Bridas and BP, decided to continue our investment. And we were not followed by everybody in the country. So that gave us the opportunity to grow our market share. 2001, we were about 8% of the total market share oil and gas production in Argentina. And, in today, we are 15%.
We also acquired some exploration blocks in Chile, because Chile’s getting now very active, since they don’t have much more gas from Argentina or Bolivia.
So this is current view of Pan American Energy. And I would like to share with you, my views of — as another gas producer on the global energy market and the E&P challenges that we face in the Southern Cone of South America and Mexico.
Since the industrial revolution, a status quo of instability exists between the available supply of oil and the global demand. The geographical distribution of oil and natural gas reserves with concentrations in politically unstable countries or regions has worsened the situation, creating uncertainty of access to these resources and price volatility.
This reality, persistent throughout history, has resulted in complex political conflicts and wars for the control of energy sources or for the maintenance of access to same. The situation highlighted above will tend to deteriorate as [ocean] fuel reserves mature and start to diminish over time, creating incremental political tensions.
I believe that the unstable market of hydrocarbons will not change too much in the future. The energy matrix is unlikely to experience many changes over the medium term. And we must expect oil, gas and coal to continue to play a dominant role into the market.
I would like to talk first of the energy markets and then will continue with the others. This representation is for the energy matrix. It represent the global energy consumption and the relationship the different fuels use in their production. It has evolved over time with successive replacement of energy sources due to price, availability and transportation and storage requirements.
You can see here in 1845, biomass had a 86% participation into the energy equation. Today, it’s 4%. Coal in 1900, 1925, with a 72% share. Today, it’s 25%.
Oil and gas entered the matrix between 1860 and 1885, pushed by the need to have a better fuel, a cheaper fuel, and not at the first stage, but a fuel that you could move to different places.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

And petroleum until oil takes 43% between 1963 from 1978. By 1940, hydroelectricity affords a significant participation. By 1960, nuclear generation becomes regimen, but stumbles with the events of Chernobyl and Three Mile Island.
I believe that gas will also reach its peak with a strong participation after it becomes a commodity, which is not today, but it’s on the way to be a commodity. The main question is, when is this going to happen. Whether we have enough the concession plan and [gasification] plan. This might be the day. That’s going to take some time.
Fossil fuels have been, are and will continue to be the principal source of energy — 84% today. And oil is the most important component of fossil fuels. So I would make a few comments on oil.
The first one is talking about price. Between 1880 and 1970, the average price of oil was $15 per barrel, and this was the cheap oil. What’s happening today and in the last few years, and we can see this, we’re running out of cheap oil. We’re not running out of oil or gas. We’re running out of cheap oil. And I don’t think, unless we discover another Saudi Arabia, that this is going to come back.
Low prices increase the share of oil in the matrix from 3% to 43%. And having contracted in the ‘70s forced the nations’ mission of economies to consume more efficiently, reducing oil share in their matrix. The G-7 nations, you see there on this graph, have adapted efficiently to the high oil prices. They reduced their dependence on oil in their economies. Today, these countries use less than half a unit of oil for 1% of GDP as compared with 1970.
This explains the level — why the level of $100 per barrel is not igniting inflation yet. Price is the main driver for technology and efficiency. But in spite of lower dependence on oil, energy consumption is still growing.
Global demand of energy is expected to grow by 51% for 2030. To meet this demand for cleaner energy, clean coal, nuclear, hydro, biomass and wind energies must maintain and further increase their participation in the energy matrix. Nevertheless, hydrocarbons continue to dominate the energy matrix. Today, it’s 59% and also will be 59% in 2030.
If oil and gas are to meet their expected quotas of the 2030 energy matrix and beyond, real efforts will be required from exploration and production companies.
And this is possible. Let me see what happened with the hydrocarbon research in the last three decades. Here we’re showing 1996, ‘96 and 2006.
Now, all those years, we’ve heard more than once that we’re running out of oil and hydrocarbons. So here’s the answer. The reserves have grown, the production has grown and we still have the relationship between reserves and production that has remained stable around 50 years. And this has happened, and I believe it’s going to continue to happen. The ingredient here is price.
Achieving this has demanded substantial investment in exploration and production bringing workover and related oil services.
I will now focus the analysis in the Southern Cone of South America and Mexico. If you see the matrix in the Southern Cone and Mexico combined, it has a higher component of hydrocarbons. It has 66%, where the global energy matrix had 59%. This, of course, puts more pressure on hydrocarbons in the considered area. Maintaining this equation will require substantial investments in exploration and production, drilling and workovers.
And if you see what happened in the last few years, Mexican and Argentine oil and gas research are falling. Mexico’s additional E&P investment is required to prevent reserves from falling further. Expensive onshore programs has been planned, and there is conversations of about 10,000 wells to be drilled. It all depends on when they start, but I believe, it could be more.
Argentina’s regulatory environment has reduced E&P investment. Changes in regulations and concession period extensions has started. So this is the good news. I mean, we went through a long period of difficulties, and now

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

we’re changing. And that change has already started last year. And we still need to go a little further, but it’s on the way.
Brazil reserves have been stable until recent discoveries. Those are offshores in deep waters, very important discoveries. And that’s going to require a tremendous amount of investment and, of course, equipment and offshore equipment mainly, but, of course, a lot of rental equipment for that offshore equipment.
Also, Brazil is working in onshore exploration and production very aggressively. As you saw the BrazAlta presentation by Micki, there is a tremendous amount of blocks in Brazil that are owned by private (inaudible).
The Bolivian case, they are still, I’d say, too soon to turn around. The reserve replacement and development efforts were stopped two years ago. And I believe that we’re still not in a position to turn around because when a government creates a problem, it takes some time until they realize that they have created a problem, and then they change it. But this is the ups and downs that we see in this industry. And that, we see all over the place and will continue seeing in the future.
Here, you have all the drilling rigs that we have in the Americas, including Canada and USA.
And I would touch only on Argentina and that they have a slight drop, and that’s reflecting the unfriendly regulatory framework for E&P investment that we have in the past. I believe the situation is changing, and most of the companies that operate in Argentina have programs to increase their exploration and increase their production.
The situation in Bolivia has worsened, as new E&P investment has virtually stopped since nationalization. And now we have a Canada problems because the new rulings have affected dramatically the rigs activity. But, of course, you have in some other places, drilling is picking up.
But let me make some final comments, and then I will welcome your questions.
There is never a tough question. There is also some specific answers that you shouldn’t really say.
Global demand for hydrocarbons continues to grow, creating significant E&P challenges. Actions today must be undertaken simultaneously by government and exploration and production companies to ensure enough supply of oil and gas to the hydrocarbon-dependent world. Energy demand and, more specific, hydrocarbons demand in the Southern Cone of South America and Mexico will require important changes in governmental policies and investments in the private sector.
But these are not the only solutions. The most effective way to reduce the impact of energy shortage is to minimize nonproductive consumption and, at the same time, to take advantage of high fossil fuels prices to develop new resources and new technologies.
So thank you very much for your attention.
QUESTION AND ANSWER

Jeff Freedman — Allis-Chalmers Energy — VP, IR
I think you probably have a number of questions that you can ask of either of these gentleman. Both Alejandro and Micki will be here for about another 15 to 20 minutes. So why don’t we open up the forum then to any questions that you might have for these specific gentlemen.
And then, as I mentioned earlier, Terry, Vic and Mark will be here after Micki and Alejandro have to leave, and we can then — whoever has any other further questions, Vic will be here as well, we can answer those questions at that

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

time. But let’s both focus upon really the South American, Central American opportunities while you have the two senior gentlemen here.

Unidentified Audience Member
Mr. Bulgheroni, can you discuss the labor market in Argentina? In the fourth quarter, there was some impact from labor market there. Has their market or should we just continue to expect on a semi-routine areas where we see strikes impact the operations?

Jeff Freedman — Allis-Chalmers Energy — VP, IR
The question relates to our employment with operators in Argentina. The issues regarding the unions and the frequency of strikes or labor disruptions that can periodically affect our financial performance in any particular time period.

Alejandro Bulgheroni — Pan American Energy LLC — Chairman
I believe that the main problems that we suffer were in the last year with elections. And so, they become politically involved, and so that’s what there created more problems to us. We’re working hard into that.
In Argentina, the work is combined. I mean, we’re — the production company works together with the service company in trying to get the best conditions because whatever increase is given into the people, then the service company comes to us and say, well, we want you to give us that increase.
And in the past, we didn’t like service companies to go and do this on their own. So we decided to put our foot in there and work with them. And it was very good. The results are very good. But like I say, in the last year or so, we have all these problems, which will not totally disappear all of a sudden, but I think that we can work it in a better condition. We have to expect this problem to be reduce in the next few years.

Unidentified Audience Member
We’ve seen a lot of resource nationalism in South America. How do you see that trend over the next couple of years? Do you think nationalism is going to increase, or is there going to be more devaluation? And more specific to Argentina, pricing devaluation, do you see that more going forward? Do you see oil and gas prices and that effect to coming international levels in the coming years?

Jeff Freedman — Allis-Chalmers Energy — VP, IR
There’s two elements of this question. One relates to the trends of nationalization, of hydrocarbon rights and opportunities within various countries. And then, specifically, in Argentina, could you comment about some of the new pricing regulations regarding well head prices for both oil and natural gas.

Alejandro Bulgheroni — Pan American Energy LLC — Chairman
I don’t believe that it will go further. I think, of course, we’re never going to change Venezuela by the way, or even Bolivia. It’s going to take some time. But if you take all of the South American countries at least that produces oil have gone through one period of [monetization], more privatization, back and forth. So I think that this — I don’t think it’s going any further for the time being.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

In the case of Argentina, we are finding some flexible stabilization into the gas prices. We just — the government just passed a resolution giving at a free market price for gas, for new gas. So we still have to work with them and see how this is going to operate, but I believe that if you explore for new gas today in Argentina, which it wasn’t like that a few months ago, you’re supposed to get free market price. And this is a very important milestone.
In the case of exports for gas and oil, we have very high export taxes, or tariffs. And I believe that this will be reduced in the future. We’re working on that. And that means that if you find too much gas, then it is going to be difficult to export. But, and this is going to take some time. And this never be forever.
So I see the impact in oil and gas production will be reduced in the near future for these regulations allowing better productivity in the companies. And this, of course, will impact in the services.

Unidentified Audience Member
Mr. Bulgheroni, if I might interject a question, in prior presentations, we have discussed the natural gas, if you would, the natural gas grid in Argentina, Libya, Chile, surrounding countries of Argentina.
It has been, I think, the general understanding of investors in the United States that there are shortages of natural gas, and some of the export capabilities of these countries that had relied on gas supplies to sustain their economic growth. One of which is Bolivia, which was a source of supply to a number of countries locally in the area.
Can you discuss what is occurring within some of these countries that relate to perhaps manufacturing disruptions or interruptions of economic activity in regarding natural gas supplies? And do you see something emerging over the next several years that might be like a regional effort to get increased supplies from Bolivia leading to higher activity in some of these natural gas rich areas?

Alejandro Bulgheroni — Pan American Energy LLC — Chairman
Well, number one, I would say that Bolivian reserves were overstated. They came with a big numbers of 50 bcf to 60 bcf. I don’t believe that the actual reserves are more than 20 bcf to 25 bcf. But the development that is today to produce a little over 40 million cubic meters of gas per day, it — there are reserves for more than that, but the people don’t want to invest money because of the conditions.
Our Company in Bolivia, where we’re investing money enough to increase our production, and we believe that we’re doing a good business because the export price in that case is very good compared to what it used to be in the past. We don’t have problems with export price. We have problem with people coming to invest. The risk is too high.
We believe that we can handle that and the Pan American Energy through the affiliate there is [Chaco]. This would be (inaudible) in Bolivia, Chaco. We operate Chaco, and we’re investing in increasing our production in gas and increasing our exports. And we doing that also because we pressured by the Argentine government that meets the gas. And so, we’re doing that, but profitably. If it wouldn’t been like that, we wouldn’t been doing it.
Also, Brazil is pushing for gas. In this case, Petrobras has direct investments, and I believe that Petrobras will pickup some rigs in the future. Their evaluation of the risk is not the same as our evaluation of the risk.
Chile’s doing its own homework. They cannot have a tremendous confidence in Argentina anymore. And, of course, they never had much in Bolivia. But they’re starting an LNG plant. And I think, it’s 2011 or 2010, the LNG plant will start to work. And gasification plant. And in the case of Chile also, they came up with a blocks — restoration block in the south and we picked up one. We believe it’s the best one. And hopefully, we’ll start exploration in shortly, maybe about four months.
And public relations internally know this, four countries, which is includes also Uruguay, are changing according to the needs of gas.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

The grid in Argentina and the transportation has been improving over the year. So I believe Argentina will continue to make it easier for the exploration and production sector to go back into the gas, and it’s going to take some time.
But to give you a few ideas that we’re importing gas from Bolivia at about $7 per mcf. And we’re setting up in Argentina an average of $1.50 per mcf. And the price is increasing slowly. But now with this free price of excess gas, I believe that it’s going to be some more gas. This just — this is important, it’s not all.
You need extensions on the actual concessions, the extension period, because if you don’t have an extension period you’re never going to be doing something exploring if in ten years you’re going to end up butting into their problems of to the government. So you need extension. And that’s what we were able to negotiate last year.
And I think most of the other companies are in the process now and they will do it sooner. And we did it first, because we were the only one that increased production in the last five years. So imagine that gave us a price. I don’t know if it’s —

Unidentified Audience Member
Micki, you had to kind of blow through Bronco pretty quickly, but maybe, while the two of you are up there, tell me about five years down the road, how you see Bronco fitting strategically into this very important activity in the South America?

Micki Hidayatallah — Allis-Chalmers Energy Inc. — Chairman and CEO
The question was that I was fairly brief in discussing the Bronco acquisition, and where do I see Bronco fitting in five years from now and what do I think?
I think the vision we have of our Company is intertwined with the acquisition of Bronco. We would like to be again a multi-service provider, including drilling rigs, workover, completion and the mud services that we provide in Argentina, concentrating primarily in North Africa, Central and South America and domestically in the United States. We believe that the drilling rig in international markets continues to be the foundation of turnkey type of services that we provide.
If you look at the Argentinean market, even today, as part of the international marketplace, it’s very different from what you have here in the United States. The drilling contractor here in the United States provides the drilling rig and the personnel either on a day rate or on a turnkey footage rate. In Argentina, the drilling rig contractor, in general, can be asked to provide much more than just the drilling rig and the personnel — for instance, mobilization.
In the United States, you have specific trucking companies that will mobilize rigs, take them from well to well. In Argentina, it’s included in the turnkey or footage rate. If you take your casing and tubing installation, a lot of that is provided by the contractor with his own equipment.
So our feeling is that if we’re really to be international, we need the drilling rig to be and then follow with our services.
Today, someone asked the question about directionally drilling. Well the universe of directional drillers is restrictive. Equipment is restrictive. And the United States market is growing far faster at much better pricing in directional drilling than the international markets, which really don’t need to. I think, eventually, as markets mature, nearly every rig will drill directionally or horizontally.
So what I’m seeing is, we’ve identified three geographic locations. We will never take our focus away from American technology. The fact that 60% of the world drilling rigs are operating in the states and American personnel and ability to continue to take this technology and use it everywhere.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

So, geographic footprint in three areas — United States, North Africa, Central and South America. Tremendous cyclical flexibility, because forces that drive production, exploration, as you’ve heard from Alejandro, are very different in the international marketplace.
Today, Argentina has to increase gas production. Argentina has to begin to set new targets for its production of entire hydrocarbons. It has to equalize the issues their facing in Bolivia with the import of gas. It has to raise prices. So I think in this field, we have that flexibility.
If we had owned Bronco, we could have taken rigs that cost us $6 million a drilling rig, used our fabrication, used our machining, moved it to Argentina. And I think the total cost, including mobilization, would have been maybe $10 million if you agree that we’re paying $6 million a rig. We went out, built them, waited for delivery time, non-supply chain, lost utilization and it’s still going to cost us $16 million per rig.
So, again, the great thing is, cyclical flexibility, different driving forces in the production of natural gas or oil worldwide and free market versus national oil company.
You want to add to that?

Unidentified Company Representative
Say more of the same.

Unidentified Audience Member
Now, Micki, you’ve made a compelling argument for the acquisition of Bronco. If Bronco shareholders come back and vote against the acquisition, are you prepared to walk away from this?

Micki Hidayatallah — Allis-Chalmers Energy Inc. — Chairman and CEO
Well, that’s interesting. As I said earlier, I went from Santa Claus to Jesse James. And I don’t know where I’m going to be, but there is a dissident stockholder. He definitely controls 22% of the vote and, is, I think, discussing his ability to muster a greater amount of the vote.
Here’s a problem I face. You have two groups of shareholders voting for this transaction. I believe and unlike the Bronco shareholders that the Bronco management team is an astute management team that considered all their strategic alternatives and came back and answered the question that Dave posed to me by saying, where do we want to be in five years. And they said, we want to balance the cyclical differences in drilling activity between international and domestic, so we want to become a worldwide provider of land drilling rigs.
We also believe that we need to balance the margins, writing, flexibility, operating flexibility and leverage of services that are growing faster than the rig count and where we are.
So, one, we think that production and drilling is counter cyclical. So, we go into the workover rig market and buy a complete workover company, which they did. They were looking and it’s publicly been stated as a directional drilling opportunity.
So they were — and I think this is a school of thought that’s going backwards, which is fully integrated services. Same philosophy I’ve always had. Mitigate cyclical risk by a balanced portfolio. So they saw the opportunity five years from now of being a multi-service, multinational provider of oilfield services.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

And then they went and they said the other alternative is critical mass. So they went to, I believe, other contractors. Explored that market. Looked at the other alternative. And decided to proceed. And made the Challenger and the Libyan investment. Did the workover investment. And then, they began discussions with me. And instead of five years, why not do it next year? Why not do it a year from now? And made a clear decision that was the best thing.
At that time, they were trading at 80% of what I offered them. So I gave them a 20% premium. We did a market check. They did a market check. We did a Fairness Opinion Evaluation. They did a Fairness Opinion Valuation. And we signed a binding agreement with a non-solicitation agreement subject only to stockholder vote.
Along came Third Avenue Management, a group of dissident shareholders, and said they had been under priced. Well, we said, okay. There’s a non-solicitation, but there’s what they call the Revlon fiduciary responsibility that directors have if a better offer comes along.
Well, we — so, what Third Avenue said was by stating publicly they would vote against the agreement, they would in fact create an auction process, which was the one thing that management didn’t do for a simple reason. Third Avenue doesn’t understand the sector as well as management. And if you take a drilling contractor and you auction it and put it for sale, and word gets out, you have a lot of rigs and no people, because the universe again is shrinking.
So, that would be — well, Third Avenue put that alternative into play and we have not heard of a better offer.
We have been approached indirectly and were told that an acceptable price to unhappy shareholders would be $19.00. And my thing was, you’re even stupider than I thought, cause you should have asked for — you could have said $50.00. I mean, why $19.00. Well, the whole idea is that non-drilling contractors went up in value about 20%, 25% from the beginning of the year. So, they’re saying, we want that, plus 20%. And my thing is, if it’s a perfect market between a buyer and a seller, my price is the exact right price, unless someone’s willing to pay more.
So, today, I would say, I have a binding agreement. If the shareholders vote against it, then I think they’re putting themselves and their company at a possible disadvantage of where a consolidated, combined entity that accelerates the vision of two separate companies could be tomorrow. So —

Unidentified Audience Member
(Inaudible question — microphone inaccessible)

Micki Hidayatallah — Allis-Chalmers Energy Inc. — Chairman and CEO
Until someone else comes along, it’s the best price there is.

Unidentified Audience Member
(Inaudible question — microphone inaccessible)

Jeff Freedman — Allis-Chalmers Energy — VP, IR
The question is, can you help us explain how Pan American has been so successful in growing its for option for the last several years. Has it been through increases in drilling efficiencies or use of other technologies or simply higher number of wells in new formations? Fair. That fair summary of the question?

Alejandro Bulgheroni — Pan American Energy LLC — Chairman

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

I believe that we have very good people, and people is almost everything in a company. There are new technologies, but if you don’t have the people that can use those technologies efficiently, then it’s very difficult to come up with a result.
We have good people. We’ve been training our people extensively. And we working on the same acreage that we had 10 years ago. We don’t have, unless we — as I told you, we’re getting more acreage. We haven’t been working to more acreage. This has been with the same acreage we’ve had. I think technology and drilling more wells and, of course, all type of oil services.
But one thing I want to bring up, in the United States, because of the price of oil and gas that the producer get, you go and try to get production from many, many place that in Argentina we just don’t pay attention to those. And they might be there. So maybe in the future, things are different.
This new renovation that came on guard. They are given this extra price or allowing free market price to site plans, methane gas and some others, some deeper [cash], which before nobody dared to develop. We knew it’s there, but we don’t want to develop, because it won’t pay up. So this is the type of thing that we have been doing, but using technology and more equipment and many people.

Unidentified Audience Member
Mr. Bulgheroni, I’m trying to understand the opportunity for sort of the (inaudible) a little better. What services do you have today that are (inaudible)? Or do you only have pieces of it? And do you agree that’s exactly what you’d like out of a service provider?

Jeff Freedman — Allis-Chalmers Energy — VP, IR
I think this question is for both Alejandro and Micki, and it relates to why do we believe that offering other services, in addition to simply just the drilling rigs, presents an attractive opportunity for us, in particular, Allis-Chalmers? And do you have rigs that you work or that use for your Bridas programs that also have these multi-service capabilities of oilfield services associated with them today.

Alejandro Bulgheroni — Pan American Energy LLC — Chairman
Well, let me refer to what I did 20 years ago, when there was a need in Argentina to provide this full-service type of contract. And we purchased some equipment and provided service ourselves. And to other equipment, we had to joint venture with a Schlumberger or Halliburton to provide full service and build a program, drill those well for what there was in those days. And so, we did it, but it was difficult. We had to put more companies together.
Today, in some cases, we kind of turnkey, not 100%, but parts of it turnkey. And we do it ourselves. We have our trucking division. Sometimes, we hire a construction company to build the location, to drill the wells and do that. We have our own power tongs. We run casing.
And there are some other minor — we used to have compressors for head drilling or foam drilling. And we used to have directional drilling ourselves. Today, we can do it. We have people in our organization that can do that. But most likely, we contract it. So there is not much use, only in the offshore. On land, there is not much use.
It will be, if low productive sums will become available because the price is there. Then, drilling horizontally in shales and or tight sands will be something that will be done everyday. I don’t know if it answered?

Micki Hidayatallah — Allis-Chalmers Energy Inc. — Chairman and CEO

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

I think you heard a little bit of the background that because, what’s it called, single turnkey providers were not available, you had service providers separate from the drilling rig — San Antonio, Schlumberger Halliburton — providing these services. I think the point I was making was the same one that Alejandro made that they also over the years have provided air compressors, foam units, mix pumps together with the drilling rig. Today, again, the power tongs are there, casing and tubing installation to some extent is there.
We believe that again in the Argentinean market, there’s still a fair amount of work that could be included that is included and could be included in what we are doing there. For instance, when we look at a day rate that’s based on incentive payments for footage that includes when you move from well to well a lower rate for the mobilization.
I think one of the things we have to do as a provider to Pan American is we have to begin to get, and there is a company that we own 50% of called Drilling Partners Limited — that’s LLC, I think — that specializes in turnkey or footage type of pricing and what should go into it. And we definitely need to examine that to get a better understanding and see if we can become more efficient, more productive.
But I think I’d like Alejandro to add one thing because I think I know where your question is, that as the customer and the E&P operator, would you like single-source supply for services as and when you need them? Or do you prefer the American system, which is go to different service providers?

Alejandro Bulgheroni — Pan American Energy LLC — Chairman
It’s something in between. There are some services that I would rather contract it directly with the rig. There are some others, like logging, or something. This is something I will not contract with the rig. I try to find a better specialist. Okay? That better specialist has a drilling company or forms parts of a group that — well, fine, come together. But I don’t see that is the case. But there are other services, I would like to have the drilling contractor provide them all.
There is another thing that we’re talking about this straighthole downhole motors, and I believe that, for example, for Pan American Energy, it’s very interesting that some of the technology that Allis-Chalmers has goes — we’re trying to improve our drilling performance, it’s not just [focus]. We want to drill more wells per year with a same amount of operators.
And we’re talking about motors for straighthole drilling. We’re talking about coil tubing for drilling and combination of both. So there are things that are going to help us from the production side. And this is a service that Allis-Chambers can provide. Now let’s see how well they provide it.

Jeff Freedman — Allis-Chalmers Energy — VP, IR
I’d just like to add one other thought here. Alejandro and his family founded DLS nearly 40 years ago, and this organization has grown throughout the years to service their needs in conjunction with Bridas.
Throughout that period of time, I also want to remind you, as Micki often states, that we just did not buy a drilling contractor. We bought a partner. And it’s a very important consideration for the future of Allis-Chambers. And it’s a pleasure to have Alejandro and his family and the Bridas organization and DLS, which has, again, 2,000 people, will have over 80 rigs in both drilling and workover and service equipment located in that part of that world. And this is our partner that we wanted you to have an opportunity of meeting at this particular forum.
I know Alejandro and Micki have to leave for a meeting at this moment. And Alejandro, thank you for making the effort to join us and to be with us. And I’m sure I’ll be asking you to do the same thing in another point in time.
So why don’t we conclude here for just a moment. And then, have Terry, if you wouldn’t mind coming up here? Mark, Vic. And we can continue to answer any questions that you might have collectively about the organization and some of the business units. But, thank you.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

In order just to continue here. Are there any questions that anyone might have for the individuals that are going to be here. Terry is here, as I mentioned. Mark is here. Vic is here. And we can conclude with just a handful of questions, if you’d like, over the next few minutes. As I promised, you’ll be out of here within five minutes or so. Anything that somebody might want to raise at this point? Yes?

Unidentified Audience Member
Question for Victor. What’s your target net debt to capital ratio? What are the metrics that you prepare in setting up that target?

Vic Perez — Allis-Chalmers Energy Inc. — Chief Financial Officer
Well, I think the main thing we’ve looked at is, which has been guiding us since the beginning of ‘06, when we first issued some public bonds, was to bring our debt to EBITDA down to 3 or below.
And so, in — as we look at the possible permanent financing, as we looked at the amount of shares, the equity consideration, kind of that 3 to 1 or less has kind of been guiding us on a pro forma basis in that regard. And I think we’ll show with our — the filing of the prospectus or the proxy was being amended for the ‘07 numbers for both companies’ 10-Ks will show a — I believe about a $288 million roughly in EBITDA for ‘07 on a combined basis vis-a-vis the $800 plus million of debt.

Jeff Freedman — Allis-Chalmers Energy — VP, IR
There was a question earlier associated with this about the combined pro forma DD&A of the Bronco Allis-Chambers. It’s going to be about $98 million is some of the forecasts that it’ll be high 90s, somewhere in the high to mid-90s, I think, on a pro forma basis.
Anything else from — yes?

Unidentified Audience Member
(Inaudible question — microphone inaccessible)

Terry Keane — Allis-Chalmers Energy — President, Oilfield Services
I may have misstated that slightly. I’m saying that the portion of the U.S. drilling market that lends itself to air mist foam area mud drilling is only — most of the time only about 5%, sometimes, as much as 10% of the total drilling market. The rest of the underbalanced market, a lot of that doesn’t require any equipment whatsoever. It’s just the decision to drill with a lighter mud weight than what you’re drilling with.
Now that portion that I talked about that Weatherford dominates, the big underbalanced projects with multiphase separation equipment, high pressure choke, high pressure choke manifold, that’s big CapEx. Multiphase separation equipment is several million dollars per job capability. And you’re talking about 10 or 12 service personnel at a job site at a time.
And it’s — when we set our mission statement for AirComp several years ago, we decided that we were going to be the very best provider of air mist foam, aerated mud, equipment and services both in the oil and gas industry and in the geothermal market, but specifically said that we would not chase the type of jobs where you can do as need as $10 million worth of CapEx equipment on one job. And that’s the type of distinctions we took.

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

It’s not that were only addressing 5% to 10% of the available underbalanced market, it’s that 5% to 10% of the holes that are drilled lend themselves to the type of things we can do. And if you can add in what Weatherford does, it only adds another couple of percent of the total wells.

Unidentified Audience Member
I have a question for Mark. (Inaudible question — microphone inaccessible)

Jeff Freedman — Allis-Chalmers Energy — VP, IR
The question relates to our pricing policy as we enter into some of these markets and more perhaps insight into the competitive pricing strategies that we might employ.

Mark Patterson — Allis-Chalmers Energy Inc. — President, Rental Services
Right. First off, the real tool marketplace and the reason there’s so many competitors is because it’s a very high margin business to be in. And in the past, our companies — the two companies that were bought had different philosophies. One was a very kept-up, kept a really standardized pricing structure, where those margins were intact, and the other was very aggressive, being competitive in the marketplace as a mechanism. The idea would be more work — if you’re on 100 rigs versus you’re on 30, you get more revenue instead of lower cost.
And so, that’s really what the — our competitors do. We’ve now entered the competitive pricing game from that standpoint. And as we enter new markets, whether they’re our competitors or they’re not, and they are, we’re going to compete in — at type price to infiltrate those markets. The key as we enter those markets though is to strategically align ourselves with people who are already there as a baseline as we move into those markets. So, we have a foundation to build from, from a market position.
Discounting, we’ve — our price book, well, it’s a combined price book reflects what the Allis-Chalmers price book was with a few exceptions and with some elevated cost there. Kind of like what Terry did with air comp as far as — or matching services that were pulled through and raised the price and that give discount, but not quite as big as discount. Some of that, but the point is, we’ve moved into the competitive pricing game and we’re going to compete at that level. Luckily, the margins are such that it allows us to do that and compete with everybody else out there.

Jeff Freedman — Allis-Chalmers Energy — VP, IR
Are there any other questions. We’ll take one or two more questions, and then we will conclude the first Allis-Chalmers Analyst Day presentation. One question here.

Unidentified Audience Member
(Inaudible question — microphone inaccessible)

Jeff Freedman — Allis-Chalmers Energy — VP, IR
Can you quantify some of the discounting percentages, let’s say, compared to an average of ‘07 as we look at our business plan for ‘08?

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

Mark Patterson — Allis-Chalmers Energy Inc. — President, Rental Services
I could do that, but I was warned yesterday to try to not do that.

Jeff Freedman — Allis-Chalmers Energy — VP, IR
Let me answer that then, because as we have tried to convey, in the fourth quarter of 2007, our EBITDA from the rental business was a disappointing $15 million. And you’ve heard Mark, Micki and Vic address a range of issues affecting the rental business outlook for this coming year.
What we are hopeful of is that that, and Vic mentioned this in his remarks, that $15 million fourth quarter EBITDA run rate will be achieved throughout ‘08. We’re going to have some issues that will help us. We’re going to have other factors that may compensate for that, one of which being price discounting.
To quantify it, Brett, I don’t know how we would do that, but we are shipping. Where’s [Anwar]?. Anwar is over there. We are shipping to Libya as we speak. We’ve got potential for some opportunities in other overseas markets, and we are moving into domestic areas, trying to get higher utilization.
So all of those factors are going to offset. And so, why don’t we just leave it at that what we were suggesting as part of our guidance for ‘08 was the continuation of that level of EBITDA throughout the balance of the year.
And with that, I —

Unidentified Audience Member
Pricing’s flat with some products, kind of alluded to the fact that there was not very high demand levels for the region’s products and that sort of thing.

Mark Patterson — Allis-Chalmers Energy Inc. — President, Rental Services
I think I can make this comment to help really, truly answer your question. And you have to go back a year ago and compare it to a year ago. A year ago, in the service market arena where we compete, the Gulf of Mexico and the Gulf Coast, activity was great. One year ago, activity was great.
It fell off in the summer with the hurricane season, initiated it, and the rigs never came back. And we missed that. And I think everyone missed that. Nobody understood what effect $100 oil or approaching $100 oil was going to have in the marketplace and nobody really foresaw the decline in the international marketplace from a oil decline for production rates and those types of things.
And so, the mandate of the international community from the standpoint of the national-owned oil companies said, hey, we’ve got to get busy. We’ve got to get our production up. We’ve got to get reserves up. All those types of things. And so, they were able to go out and contract jack-ups for five years out at better day rates then the independents did the paper here. So we missed that.
Given that scenario, we’ve seen a deterioration in our — the price we’ve gotten in this market of 10%, approaching 15%. So that’s a real number.

Jeff Freedman — Allis-Chalmers Energy — VP, IR

March 19, 2008 / 10:20 AM ET, ALY — Allis-Chalmers Energy Hosts Analyst Presentation Day

I want to personally, on behalf of Allis-Chalmers management, thank all of you for attending our first analyst conference.
A particular thank you goes out to those individuals, who struggled to get here from New York whose flights were canceled yesterday. You had to take a 5:30 a.m. flight this morning to join us and be with us.
So, again, thank you all for making this a very successful day.
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Forward Looking Statements and Additional Information
     Allis-Chalmers Energy Inc. (the “Company”) may make statements herein that are “forward-looking statements” as defined by the Securities and Exchange Commission (the “SEC”). All statements, other than statements of historical fact, included herein that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are not guarantees of future events or the Company’s future performance and are subject to risks, uncertainties and other important factors that could cause events or the Company’s actual performance or achievements to be materially different than those projected by the Company. For a full discussion of these risks, uncertainties and factors, the Company encourages you to read its documents on file with the SEC. Except as required by law, the Company does not intend to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.
     In connection with the proposed transaction, Allis-Chalmers and Bronco have filed a joint proxy statement/prospectus and both companies have filed and will file other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and the other documents free of charge at the website maintained by the SEC at www.sec.gov.
     The documents filed with the SEC by Allis-Chalmers may be obtained free of charge from Allis-Chalmers’ website at www.alchenergy.com or by calling Allis-Chalmers’ Investor Relations department at (713) 369-0550.
     The documents filed with the SEC by Bronco may be obtained free of charge from Bronco’s website at www.broncodrill.com or by calling Bronco’s Investor Relations department at (405) 242-4444.
     Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.
     Allis-Chalmers, Bronco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Allis-Chalmers and Bronco in connection with the merger. Information regarding such persons and a description of their interest in the merger is contained in the joint proxy statement/prospectus filed with the SEC. Information about the directors and executive officers of Allis-Chalmers and their ownership of Allis-Chalmers common stock is set forth in its proxy statement filed with the SEC on April 30, 2007 and in subsequent statements of changes in beneficial ownership on file with the SEC. Information about the directors and executive officers of Bronco and their ownership of Bronco common stock is set forth in its proxy statement filed with the SEC on April 30, 2007 and in subsequent statements of changes in beneficial ownership on file with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus for the merger.